Filed Pursuant to Rule 424b(2)

Registration No. 333-104882

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 10, 2003)

4,200,000 Depositary Shares

CBL & Associates Properties, Inc.

Each Representing  1/10th of a Share of

  7.75% Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Depositary Share)

We are offering and selling 4,200,000 depositary shares, each representing a  1/10th fractional interest of a share of our 7.75% Series C cumulative redeemable preferred stock, par value $.01 per share. 420,000 shares of Series C preferred stock underlying the depositary shares will be deposited with SunTrust Bank, as depositary. As a record holder of depositary shares, you will be entitled to all proportional rights, preferences and privileges of the Series C preferred stock underlying the depositary shares. We will receive all of the net proceeds from the sale of the depositary shares.

We will pay cumulative dividends on the shares of Series C preferred stock underlying the depositary shares, from and including the date of original issuance, in the amount of $1.9375 per depositary share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per depositary share. Dividends will be payable quarterly in arrears, beginning on September 30, 2003.

We may not redeem the shares of Series C preferred stock underlying the depositary shares before August 22, 2008, except to preserve our status as a real estate investment trust. On or after August 22, 2008, we may, at our option, redeem the shares of Series C preferred stock, in whole or in part, by paying $250.00 per share ($25.00 per depositary share), plus any accrued and unpaid dividends up to and including the date of redemption. The shares of Series C preferred stock have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Owners of the depositary shares will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and under certain other circumstances.

There is currently no public market for the depositary shares. We will submit an application to list the depositary shares on the New York Stock Exchange under the symbol “CBLPrC.” If this application is approved, trading in the depositary shares is expected to commence within a 30-day period after the initial delivery of the depositary shares.

Investing in the depositary shares representing interests in our Series C preferred stock involves certain risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total

Public offering price	$25.0000	$105,000,000

Underwriting discount	$0.7875	$3,307,500

Proceeds, before expenses, to us	$24.2125	$101,692,500

The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 630,000 depositary shares from us to cover over-allotments, if any.

The depositary shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of Series C Preferred Stock and Depositary Shares—Restrictions on Transfer” beginning on page S-16 of this prospectus supplement and “Description of Capital Stock—Description of Common Stock—Restrictions on Transfer” beginning on page 14 of the accompanying prospectus for more information about these restrictions.

The underwriters expect that the depositary shares will be ready for delivery in book-entry form through the facilities of The Depositary Trust Company on or about August 22, 2003.

Bear, Stearns & Co. Inc.	Wachovia Securities	A.G. Edwards & Sons, Inc.
Joint Book-Running Manager	Joint Book-Running Manager	Co-Lead Manager

Legg Mason Wood Walker	McDonald Investments Inc.	RBC Capital Markets
Incorporated

J.J.B. Hilliard, W.L. Lyons, Inc.	Stifel, Nicolaus & Company	Wells Fargo Securities, LLC
Incorporated

The date of this prospectus supplement is August 6, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT

References to “we,” “us” or “our” refer to CBL & Associates Properties, Inc. and unless the context otherwise requires, CBL & Associates Limited Partnership, which we refer to as our “operating partnership.” We conduct our business and operations through the operating partnership and its subsidiaries. References to “CBL” refer to CBL & Associates Properties, Inc. The term “you” refers to a prospective investor. The sole general partner of the operating partnership is CBL Holdings I, Inc., a Delaware corporation and a wholly owned subsidiary of CBL & Associates Properties, Inc.

CAUTIONARY STATEMENTS CONCERNING

FORWARD-LOOKING INFORMATION

Certain information included or incorporated by reference in this prospectus supplement or the accompanying prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, involves known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” or the negative of these words, or other similar words or terms. Factors which could materially and adversely affect us include, but are not limited to, changes in economic conditions generally and the real estate market specifically, legislative/regulatory changes including changes to laws governing the taxation of real estate investment trusts, which we call “REITs,” availability of debt and equity capital, interest rate fluctuations, competition, supply and demand for properties in our current and proposed market areas, accounting principles, policies and guidelines applicable to REITs, environmental risks, tenant bankruptcies and the other matters described under the heading “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 3 of the accompanying prospectus. All of these factors should be considered in evaluating any forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus.

Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus, whether as a result of new information, future events or otherwise. In light of the factors referred to above, the future events discussed in or incorporated by reference in this prospectus supplement or the accompanying prospectus may not occur and actual results, performance or achievement could differ materially from that anticipated or implied in the forward-looking statements.

i

SUMMARY

This summary may not contain all of the information that is important to you. Before making an investment decision, you should carefully read this entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section beginning on page S-8 of this prospectus supplement and on page 3 of the accompanying prospectus and the “Available Information” section beginning on page S-22 of this prospectus supplement, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus. Unless otherwise indicated, financial information included in this prospectus supplement is presented on a historical basis.

CBL & Associates Properties, Inc.

We are a self-managed, self-administered, fully integrated real estate company. We own, operate, market, manage, lease, expand, develop, redevelop, acquire and finance regional malls and community and neighborhood shopping centers. We have elected to be taxed as a REIT for federal income tax purposes. We are one of the largest mall REITs in the United States based on our total assets.

We conduct substantially all of our business through our operating partnership, CBL & Associates Limited Partnership, a Delaware limited partnership. We currently own an indirect majority interest in the operating partnership, and one of our wholly owned subsidiaries, CBL Holdings I, Inc., a Delaware corporation, is its sole general partner. To comply with certain technical requirements of the Internal Revenue Code of 1986, as amended, applicable to REITs, our property management and development activities, sales of peripheral land and maintenance operations are carried out through a separate management company, CBL & Associates Management, Inc. Currently, our operating partnership owns 100% of the preferred stock of the management company, which entitles the operating partnership to substantially all of the management company’s earnings. Our operating partnership also owns 6% of the management company’s common stock. Certain of our executive officers and their children hold the remaining 94% of the management company’s common stock.

In order to maintain our qualification as a REIT for federal income tax purposes, we must distribute each year at least 90% of our taxable income, computed without regard to net capital gains or the dividends-paid deduction.

We were organized on July 13, 1993 as a Delaware corporation to acquire substantially all of the real estate properties owned by our predecessor company, CBL & Associates, Inc., and its affiliates. Our principal executive offices are located at CBL Center, 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421-6000, and our telephone number is (423) 855-0001. Our website can be found at www.cblproperties.com. The information contained in our website is not a part of this Prospectus.

Recent Developments

On July 24, 2003, we released our earnings for the quarter ended June 30, 2003. For the quarter ended June 30, 2003, net income available to holders of our common stock increased by 11.2% to $21,022,000, from $18,911,000 for the quarter ended June 30, 2002. For the quarter ended June 30, 2003, net income available to holders of our common stock on a diluted per share basis increased by 7.9% to $0.68, from $0.63 for the quarter ended June 30, 2002. Our total revenues for the quarter ended June 30, 2003 increased by 11.7% to $165,019,000, from $147,718,000 for the quarter ended June 30, 2002. Additionally, for the quarter ended June 30, 2003, income from operations increased by 12.5% to $77,884,000, from $69,211,000 for the quarter ended June 30, 2002.

On July 25, 2003, we announced that we entered into purchase agreements to acquire four regional shopping malls owned by affiliates of Faison Enterprises: Cross Creek Mall in Fayetteville, North Carolina, River Ridge Mall in Lynchburg, Virginia, Southpark Mall in Colonial Heights, Virginia and Valley View Mall in Roanoke, Virginia. The total purchase price for the four malls is $340,000,000 which includes our assumption of approximately $170,000,000 of nonrecourse debt with an average annual fixed rate of interest of 7.71%. The four malls comprise an aggregate of 3.25 million square feet and as of April 1, 2003, had a weighted average occupancy rate of 90.3%. We expect to close the acquisitions of the four malls in our third and fourth quarters of 2003.

THE OFFERING

Issuer	CBL & Associates Properties, Inc.

Securities offered

4,200,000 depositary shares, each representing a 1/10th fractional interest of a share of our 7.75% Series C cumulative redeemable preferred stock, par value $.01 per share (4,830,000 depositary shares if the underwriters’ over-allotment option is exercised in full).

Dividends

Dividends on the offered shares are cumulative from the date of the original issue by us of shares of Series C preferred stock underlying the depositary shares and are payable quarterly in arrears on the 30th day of March, June, September and December of each year, when, as and if declared by our board of directors. We will pay cumulative dividends on the shares of Series C preferred stock underlying the depositary shares, from and including the date of original issuance, in the amount of $1.9375 per depositary share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per depositary share. We will pay the first dividend on September 30, 2003. Such first dividend (which will reflect a partial dividend period) and any other dividend payable on the shares of Series C preferred stock underlying the depositary shares for any partial dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on shares of Series C preferred stock underlying the depositary shares will continue to accrue even if we do not have earnings or funds legally available to pay such dividends or we do not declare the payment of dividends.

Liquidation preference	$250.00 per share of Series C preferred stock ($25.00 per depositary share), plus an amount equal to accrued and unpaid dividends, whether or not declared.

Optional redemption

We may not redeem the Series C preferred stock underlying the depositary shares before August 22, 2008, except in order to preserve our status as a real estate investment trust. On or after August 22, 2008, we may, at our option, redeem the shares of Series C preferred stock, in whole or in part, by paying $250.00 per share ($25.00 per depositary share), plus any accrued and unpaid dividends up to and including the date of redemption.

No Maturity

The depositary shares and the underlying shares of Series C preferred stock have no maturity date and we are not required to redeem such shares at any time. Accordingly, the depositary shares and the underlying shares of Series C preferred stock will remain outstanding indefinitely, unless we decide, at our option on or after August 22, 2008, to exercise our redemption right. We are not required to set aside funds to redeem the depositary shares and the underlying shares of Series C preferred stock.

Ranking	The Series C preferred stock underlying the depositary shares will rank senior to our common shares and on a parity with (i) our 2,675,000 outstanding shares of 9.0% Series A preferred stock

($25.00 liquidation preference) which we refer to as our Series A preferred stock, (ii) our 2,000,000 outstanding shares of 8.75% Series B preferred stock ($50.00 liquidation preference) which we refer to as our Series B preferred stock, and (iii) any other parity securities that we may issue in the future. Such ranking applies to the payment of distributions and amounts upon liquidation, dissolution or winding up.

Voting rights

Record holders of the depositary shares representing interests in our Series C preferred stock will generally have no voting rights. However, if dividends on any outstanding Series C preferred stock are in arrears for six or more quarterly periods (whether or not consecutive), owners of the depositary shares representing interests in the Series C preferred stock, voting together as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series C preferred stock which are entitled to similar voting rights, will be entitled at the next annual meeting of stockholders to elect two additional directors to our board of directors, to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, the affirmative vote of at least two-thirds of the shares of Series C preferred stock, voting together as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series C preferred stock which are entitled to similar voting rights, is required to authorize, create or increase capital stock ranking senior to the Series C preferred stock or to amend our certificate of incorporation in a manner that materially and adversely affects the rights of the holders of the Series C preferred stock underlying the depositary shares.

Listing

We will submit an application to list the depositary shares on the New York Stock Exchange under the symbol “CBLPrC.” If this application is approved, we expect that trading on the New York Stock Exchange will commence within a 30-day period after the initial delivery of the depositary shares.

Settlement Date

Delivery of the depositary shares will be made against payment therefor on or about August 22, 2003, which will be the twelfth business day following the date of pricing of the depositary shares and the underlying shares of Series C preferred stock (this settlement cycle being referred to as “T+12 business days”). Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or the next twelve succeeding business days will be required, by virtue of the fact that the depositary shares and the underlying shares of Series C preferred stock initially will settle in T+12 business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Form	The depositary shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company.

Restrictions on Ownership

For us to qualify as a REIT under the Internal Revenue Code, transfer of depositary shares (and shares of our Series C preferred stock) is restricted so that not more than 50% in value of our outstanding capital stock is owned, directly or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of any taxable year. See “Description of Series C Preferred Stock and Depositary Shares—Restrictions on Transfer” beginning on page S-16 of this prospectus supplement and “Description of Capital Stock—Description of Common Stock—Restrictions on Transfer” beginning on page 14 of the accompanying prospectus.

Conversion	The depositary shares (and the shares of Series C preferred stock) are not convertible into, or exchangeable for, any other property or securities.

Use of proceeds

We intend to use the net proceeds from this offering to partially finance our acquisition of four regional malls as described under “Recent Developments” on page S-1 of this prospectus supplement and the balance for our general corporate purposes, including funding future developments, expansions and acquisitions.

Risk factors

See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 3 of the accompanying prospectus and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in depositary shares.

For additional information regarding the terms of the depositary shares and the Series C preferred stock underlying the depositary shares, see “Description of Series C Preferred Stock and Depositary Shares” beginning on page S-10 of this prospectus supplement.

RATIOS OF EBITDA TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS AND EBITDA TO INTEREST EXPENSE

The ratio of EBITDA to combined fixed charges and preferred stock dividends was computed by dividing EBITDA by combined fixed charges and preferred stock dividends. The ratio of EBITDA to interest expense was computed by dividing EBITDA by interest expense. Earnings before Interest, Taxes, Depreciation and Amortization, or EBITDA, is a widely used performance measure. We compute EBITDA as the sum of net income before preferred dividends, equity in earnings of unconsolidated affiliates, minority interest in earnings, interest expense, depreciation and amortization, loss on extinguishment of debt, gains (losses) on discontinued operations and abandoned projects expense. We then add our proportionate share of EBITDA in unconsolidated affiliates and exclude EBITDA attributable to minority investors in consolidated affiliates. This method of computing EBITDA is in accordance with how EBITDA is determined under the applicable financial covenants of our largest credit facility, which represents 70% of the borrowing capacity under all of our credit facilities. Because continued compliance under this credit facility has a significant impact on our liquidity, we believe EBITDA determined in accordance with the provisions of this credit facility provides a meaningful performance measure, particularly as it relates to our ability to meet our fixed charges and preferred stock dividend requirements for the stated period.

EBITDA should not be considered as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

Fixed charges consist of interest expense (including interest cost capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.

Ratio of EBITDA to Combined Fixed Charges and Preferred Stock Dividends

Six Months Ended June 30,		Years Ended December 31,
2003	2002	2002	2001	2000	1999	1998
2.51	2.46	2.40	2.16	2.28	2.21	2.19

Ratio of EBITDA to Interest Expense

Six Months Ended June 30,		Years Ended December 31,
2003	2002	2002	2001	2000	1999	1998
2.83	2.64	2.66	2.32	2.57	2.55	2.45

Reconciliation of EBITDA to Net Income

(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998

Net income before preferred dividends	$51,182	$39,922	$84,906	$60,908	$65,722	$54,595	$40,499
Adjustments:
Depreciation and amortization	54,002	46,127	94,373	83,877	58,268	51,977	42,295
Depreciation and amortization from unconsolidated affiliates	2,019	1,772	4,490	3,765	1,511	1,619	1,427
Depreciation and amortization from discontinued operations	10	465	586	1,065	805	735	711
Minority investors’ share of depreciation and amortization in shopping center properties	(541)	(694)	(1,348)	(1,096)	(981)	(920)	(875)
Interest expense	75,319	70,837	143,164	156,707	95,989	83,197	67,693
Interest expense from unconsolidated affiliates	4,019	4,448	10,389	7,028	4,133	4,303	3,898
Interest expense from discontinued operations	—	47	47	451	183	147	177
Minority investors’ share of interest expense in shopping center properties	(726)	(863)	(1,579)	(1,552)	(1,583)	(1,613)	(1,653)
Loss on extinguishment of debt	167	3,187	3,930	13,558	367	—	799
Income taxes	1,540	353	992	812	974	697	385
Abandoned projects expense	107	57	236	2,031	127	1,674	122
Minority interest in earnings — operating partnership	38,616	32,532	64,251	49,643	28,507	23,264	16,258
Gain on discontinued operations	(2,935)	(1,406)	(372)	—	—	—	—

EBITDA	$222,779	$196,784	$404,065	$377,197	$254,022	$219,675	$171,736

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

We compute the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings is the sum of net income before discontinued operations, equity in earnings of unconsolidated affiliates, minority interest in earnings (excluding those that have not incurred fixed charges) and fixed charges (excluding capitalized interest), plus distributed income from unconsolidated affiliates. Fixed charges consist of interest expense (including interest cost capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six Months Ended June 30,		Years Ended December 31,
2003	2002	2002	2001	2000	1999	1998
1.90	1.85	1.82	1.57	1.74	1.64	1.62

RISK FACTORS

Before you consider investing in our depositary shares representing shares of our Series C preferred stock, you should be aware that there are risks in making this investment. You should carefully consider these risk factors, as well as “Risk Factors” beginning on page 3 of the accompanying prospectus, together with all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our depositary shares representing shares of our Series C preferred stock.

The depositary shares do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares; the Series C preferred stock represented by the depositary shares has no stated maturity date.

The depositary shares representing interests in the Series C preferred stock are a new issue of securities with no established trading market. Because neither the depositary shares nor the underlying shares of Series C preferred stock have a stated maturity date, investors seeking liquidity will be limited to selling them in the secondary market. We will apply to list the depositary shares on the NYSE; however, we cannot assure you that the depositary shares will be approved for listing. If approved, trading of the depositary shares on the NYSE is not expected to begin until a 30-day period after the date of initial delivery of the depositary shares, and, in any event, an active trading market on the NYSE for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected. We have been advised by the underwriters that they intend to make a market in the depositary shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

The market value of the depositary shares could be substantially affected by various factors.

As with other publicly traded securities, the trading price of the depositary shares will depend on many factors, which may change from time to time, including:

•	prevailing interest rates, increases in which may have a negative effect on the trading value of the depositary shares;

•	the market for similar securities;

•	additional issuances of other series or classes of preferred stock;

•	general economic and financial market conditions; and

•	our financial condition, performance and prospects.

The depositary shares have not been rated and are subordinated to our existing and future debt; no restriction on issuance of parity preferred securities.

Neither the depositary shares nor the Series C preferred stock represented by the depositary shares has been rated by any nationally recognized statistical rating organization. Furthermore, payment of amounts due thereunder will be subordinated to all of our existing and future debt and will be structurally subordinated to the payment to our third-party joint venture partners of distributions from such third-party joint ventures in which we invest. In addition, we may issue additional Series C preferred stock and/or shares of another class or series of preferred stock ranking on a parity with (or, upon the affirmative vote or consent of the holders of two-thirds of the outstanding Series C preferred stock and each other class or series of preferred stock ranking on a parity with the Series C preferred stock which are entitled to similar voting rights, voting as a single class, senior to) the Series C preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up. These factors may affect the trading price of the depositary shares.

Adverse Legislative or Regulatory Tax Changes

The federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a shareholder. Recently enacted legislation reduces individual tax rates applicable to certain corporate dividends. REIT dividends generally would not be eligible for the reduced rates because a REIT’s income generally is not subject to corporate level tax. As a result, investment in non-REIT corporations may be relatively more attractive than investments in REITs. This could adversely affect the market price of the depositary shares.

USE OF PROCEEDS

The net proceeds to us from the sale of the depositary shares offered by this prospectus supplement and the accompanying prospectus, after deducting estimated fees and expenses related to this offering, will be approximately $101,342,500 ($116,596,375 if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering to partially finance our acquisition of four regional shopping malls as described under “Recent Developments” on page S-1 of this prospectus supplement and the balance for our general corporate purposes, including funding future developments, expansions and acquisitions.

DESCRIPTION OF SERIES C PREFERRED STOCK

AND DEPOSITARY SHARES

The following description of the material terms and provisions of the Series C preferred stock and depositary shares is only a summary and is qualified in its entirety by reference to our certificate of incorporation and the certificate of designations creating the Series C preferred stock, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our certificate of incorporation authorizes our board of directors to issue up to 15,000,000 shares of our preferred stock, par value $.01 per share. We currently have outstanding 2,675,000 shares of Series A preferred stock and 2,000,000 shares of Series B preferred stock.

Subject to the limitations prescribed by the certificate of incorporation, the board of directors is authorized to establish the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our stockholders. The Series C preferred stock is a series of preferred stock. When issued, the shares of Series C preferred stock will be validly issued, fully paid and non-assessable.

Each depositary share represents a  1/10th fractional interest of a share of Series C preferred stock. The Series C preferred stock underlying the depositary shares will be deposited with SunTrust Bank, as depositary, under a deposit agreement among us, the depositary and the holders from time to time of the depositary receipts issued by the depositary under the deposit agreement. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Subject to the terms of the deposit agreement, each record holder of depositary receipts evidencing depositary shares will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Series C preferred stock underlying the depositary shares (including dividend, voting, redemption and liquidation rights and preferences). See “Description of Depositary Shares” on page 17 of the accompanying prospectus.

We will apply to list the depositary shares on the NYSE. If this application is approved, we expect trading in the depositary shares to commence within a 30-day period after the initial delivery of the depositary shares. The Series C preferred stock underlying the depositary shares will not be listed and we do not expect that there will be any trading market for the Series C preferred stock except as represented by the depositary shares.

Rank

The Series C preferred stock represented by the depositary shares will, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up, rank (a) senior to our common stock and to all equity securities ranking junior to the Series C preferred stock; (b) on a parity with our outstanding Series A preferred stock and Series B preferred stock and other classes or series of our equity securities that we issue, the terms of which specifically provide that these equity securities rank on a parity with the Series C preferred stock; and (c) junior to all equity securities that we issue in accordance with the certificate of designations, the terms of which specifically provide that those equity securities rank senior to the Series C preferred stock. The term “equity securities” does not include convertible debt securities for this purpose.

Dividends

The depositary will distribute to the record holders of the depositary shares cumulative preferential cash dividends of $1.9375 per depositary share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per depositary share. Dividends will be distributed when, as and if declared by the board of directors and will be payable out of the assets legally available therefor. Dividends will be cumulative from and including the date of original issue by us of the shares of Series C preferred stock underlying the depositary shares and will be payable quarterly in arrears on the 30th day of March, June, September and December of each year or, if not a business day, the next succeeding business day. We will pay the first dividend on September 30, 2003. Such first dividend (which will reflect a partial dividend period) and any other dividend payable on the shares of Series C preferred stock underlying the depositary shares for any partial dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to record holders of depositary shares as they appear in the depositary’s records at the close of business on the applicable record date, which will be the 15th day of the calendar month in which the applicable due date for the dividend payment falls or on such other date designated by the board of directors for the payment of dividends that is not more than 30 nor less than 10 days before the due date for the dividend payment.

We will not declare dividends on the Series C preferred stock, or pay or set apart for payment dividends on the Series C preferred stock at any time if the terms and provisions of any agreement, including any agreement relating to our indebtedness, prohibits the declaration, payment or setting apart for payment or provides that the declaration, payment or setting apart for payment would constitute a breach of the agreement or a default under the agreement, or if the declaration or payment is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series C preferred stock underlying the depositary shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends, and whether or not those dividends are declared. Accrued but unpaid dividends on the Series C preferred stock will accumulate as of the due date for the dividend payment on which they first become payable. Except as described in the next sentence, we will not declare or pay or set apart for payment dividends on any shares of common stock or shares of any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series C preferred stock (other than a dividend paid in shares of common stock or in shares of any other class of capital stock ranking junior to the Series C preferred stock as to dividends and upon liquidation) for any period unless full cumulative dividends on the Series C preferred stock for all past dividend periods and the then current dividend period have been or contemporaneously are (a) declared and paid in cash or (b) declared and a sum sufficient to pay them in cash is set apart for payment. When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series C preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series C preferred stock, we will declare any dividends upon the Series C preferred stock and any other series of preferred stock ranking on a parity as to dividends with the Series C preferred stock proportionately so that the dividends declared per share of Series C preferred stock and those other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series C preferred stock and those other series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other series of preferred stock for prior dividend periods if those other series of preferred stock do not have cumulative dividends) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series C preferred stock which may be in arrears.

Except as provided in the immediately preceding paragraph, unless we have declared and paid or are contemporaneously declaring and paying full cumulative dividends in cash on the Series C preferred stock or we have declared full cumulative dividends and we have set apart for payment a sum sufficient for the payment of the declared dividends for all past dividend periods and the then current dividend period, we will not declare or pay or set aside for payment dividends (other than in common stock or other capital stock ranking junior to the Series C preferred stock as to dividends and upon liquidation), nor will we declare or pay any other dividend on our common stock or any other capital stock ranking junior to or on a parity with the Series C preferred stock as to dividends or amounts upon liquidation, nor will we redeem, purchase or otherwise acquire for consideration, or pay or make available any monies for a sinking fund for the redemption of any common stock, or on any other capital stock ranking junior to or on a parity with the Series C preferred stock as to dividends or upon liquidation (except by conversion into or exchange for other shares of capital stock ranking junior to the Series C preferred stock as to dividends and upon liquidation and except for the acquisition of shares that have been designated as shares-in-trust). See “Description of Capital Stock—Description of Common Stock—Restrictions on Transfer” in the accompanying prospectus for information about the designation of shares as shares-in-trust. Record holders of depositary receipts representing interests in shares of our Series C preferred stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series C preferred stock as provided above. Any dividend payment made on the Series C preferred stock will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable.

Dividends on the Series C preferred stock underlying the depositary shares included in this offering will accrue from and including their original date of issuance and will be paid to the record holders of the depositary shares on each dividend payment date, with the first dividend to be paid on the first dividend payment date subsequent to the date that the depositary shares are delivered. All such payments will be made in accordance with our certificate of designations relating to the Series C preferred stock and the deposit agreement relating to the depositary shares.

If, for any taxable year, we elect to designate any portion of the dividends, within the meaning of the Internal Revenue Code, paid or made available for the year to holders of all classes of our shares of capital stock as “capital gain dividends”, as defined in Section 857 of the Internal Revenue Code, then the portion of the dividends designated as capital gain dividends that will be allocable to the record holders of depositary shares will be the portion of the dividends designated as capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid or made available to such record holders of the depositary receipts for the year and the denominator of which will be the total dividends paid or made available for the year to holders of all classes of our shares of capital stock.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the record holders of the depositary shares that represent interests in our Series C preferred stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per depositary share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our capital stock ranking junior to the Series C preferred stock as to liquidation rights. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series C preferred stock and the corresponding amounts payable on all shares of other classes or series of capital stock ranking on a parity with the Series C preferred stock in the distribution of assets, then the record holders of the depositary shares representing interests in our Series C preferred stock and all other classes or series of shares of capital stock of that kind will share proportionately in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. The record holders of depositary shares will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, such record holders will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding-up.

Redemption

Whenever we redeem shares of our Series C preferred stock held by the depositary, the depositary will redeem as of the same redemption date a number of depositary shares representing the shares so redeemed and the depositary receipts evidencing such depositary shares.

Shares of Series C preferred stock underlying the depositary shares are not redeemable before August 22, 2008. However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, the Series C preferred stock will be subject to provisions of the certificate of incorporation, under which Series C preferred stock owned by a stockholder in excess of the ownership limit, as defined in the accompanying prospectus, will automatically be designated shares-in-trust and transferred to a trust for the exclusive benefit of a charitable beneficiary which we will designate, and we may purchase the excess shares after that transfer in accordance with the terms of the certificate of incorporation. See “Description of Capital Stock—Description of Common Stock—Restrictions on Transfer” in the accompanying prospectus for more information about these transfer restrictions.

On or after August 22, 2008, we may, at our option upon not less than 30 nor more than 60 days’ written notice, redeem the Series C preferred stock underlying the depositary shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $250.00 per share ($25.00 per depositary share), plus any accrued and unpaid dividends up to and including the date fixed for redemption (except as provided below), without interest. If we redeem fewer than all of the outstanding shares of Series C preferred stock, the related depositary shares will be redeemed proportionately (as nearly as may be practicable without creating fractional shares) or by lot or by any other equitable method as we may determine. Record holders of depositary receipts evidencing the depositary shares to be redeemed will surrender such depositary receipts at the place designated in the notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the depositary receipts. If notice of redemption of any Series C preferred stock and depositary shares has been given and if we have set aside in trust the funds necessary for the redemption for the benefit of the record holders of depositary receipts evidencing depositary shares relating to shares of our Series C preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the depositary shares and underlying Series C preferred stock and such depositary shares and underlying Series C preferred stock will no longer be deemed outstanding and all rights of the holders of the depositary receipts evidencing such depositary shares will terminate, except for the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption.

The redemption provisions of the depositary shares and underlying Series C preferred stock do not in any way limit our right or ability to purchase, from time to time either at a public or a private sale, depositary shares and shares of the Series C preferred stock at such price or prices as we may determine, subject to the provisions of applicable law.

Unless we have declared and paid or we are contemporaneously declaring and paying full cumulative dividends on all depositary shares related to the Series C preferred stock and we have set aside a sum sufficient for the payment of full cumulative dividends on all such shares for all past dividend periods and the then current dividend period, we may not redeem such depositary shares unless we simultaneously redeem all outstanding depositary shares, and we will not purchase or otherwise acquire directly or indirectly any depositary shares and shares of Series C preferred stock except by exchange for shares of capital stock (or related depositary receipts) ranking junior to the Series C preferred stock as to dividends and amounts upon liquidation; except that that we may purchase, in accordance with the terms of our certificate of incorporation, our shares designated as shares-in-trust or shares of Series C preferred stock in accordance with a purchase or exchange offer made on the same terms to holders of all depositary receipts evidencing such depositary shares.

The depositary will mail a notice of redemption, furnished by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the record holders of the depositary shares to be so redeemed, at the addresses of such holders as the same appear on the records of the depositary. No failure to give the notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any depositary shares or shares of our Series C preferred stock except as to a holder to whom notice was defective or not given. Each notice will state (a) the redemption date; (b) the redemption price; (c) the number of depositary shares (and applicable number of Series C preferred stock) to be redeemed; (d) the place or places where depositary receipts evidencing the depositary shares to be redeemed are to be surrendered for payment of the redemption price payable on the redemption date; and (e) that dividends on the depositary shares to be redeemed will cease to accrue on the redemption date. If we will redeem fewer than all of the depositary shares held by any record holder, the notice mailed to that record holder will also specify the number of depositary shares held by such holder to be redeemed.

Immediately before any redemption of the depositary shares and underlying shares of Series C preferred stock, we will pay, in cash, any accrued and unpaid dividends through the redemption date, unless a redemption date falls after a dividend record date and before the corresponding dividend payment date, in which case each holder of depositary receipts at the close of business on the dividend record date will be entitled to the dividend payable on the depositary shares on the corresponding dividend payment date notwithstanding the redemption of those shares before that dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series C preferred stock for which a notice of redemption has been given.

The Series C preferred stock will have no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, depositary shares owned by a stockholder in excess of the ownership limit will be designated as shares-in-trust and will automatically be transferred to a trust for the exclusive benefit of a charitable beneficiary which we will designate, and we may purchase the excess shares after that transfer in accordance with the terms of the certificate of incorporation. See “Description of Capital Stock—Description of Common Stock—Restrictions on Transfer” in the accompanying prospectus for more information about these transfer restrictions.

Voting Rights

Holders of depositary shares will generally have no voting rights, except as provided by applicable law and as described below.

Upon receipt of notice of any meeting at which the holders of Series C preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such Series C preferred stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the underlying Series C preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the shares of Series C preferred stock underlying such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of Series C preferred stock underlying such depositary shares in accordance with such instructions, and we will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting the underlying shares of Series C preferred stock to the extent it does not receive specific instructions from the holders of depositary shares. The depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote, as long as such action or inaction is in good faith and does not result from gross negligence or willful misconduct.

If no dividends are paid on the Series C preferred stock for six or more quarterly periods (whether or not consecutive), a preferred dividend default will exist, and holders of the depositary shares representing interests in the Series C preferred stock, voting together as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series C preferred stock which are entitled to similar voting rights, will be entitled at the next annual meeting of stockholders to elect two additional directors to our board of directors. Notwithstanding the foregoing, if, prior to the election of any additional directors in the manner described in this paragraph, all accumulated dividends are paid on the Series C preferred stock and all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable, no such additional directors will be so elected. Any such additional directors so elected will serve until all unpaid cumulative dividends have been paid or declared and set aside for payment. Upon such election, the size of our board of directors will be increased by two directors. If and when all such accumulated dividends shall have been paid on the Series C preferred stock and all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of each of the additional directors so elected will terminate and the size of our board of directors will be reduced accordingly. So long as a preferred dividend default continues, any vacancy in the office of additional directors elected under this paragraph may be filled by written consent of the other additional director who remains in office, or if no additional director remains in office, by a vote of the holders of a majority of the outstanding Series C preferred stock when they have the voting rights described above (voting as a single class with all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable). Each of the directors elected as described in this paragraph will be entitled to one vote on any matter.

The affirmative vote or consent of the holders of two-thirds of the outstanding Series C preferred stock and each other class or series of preferred stock ranking on a parity with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, voting as a single class, will be required to (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series C preferred stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up or reclassify any of our authorized shares into capital stock of that kind, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or (ii) amend, alter or repeal the provisions of the certificate of incorporation or the certificate of designations, whether by merger, consolidation, transfer or conveyance of substantially all of its assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series C preferred stock or its holders; except that with respect to the occurrence of any of the events described in (ii) above, so long as the Series C preferred stock remains outstanding with the terms of the Series C preferred stock materially unchanged, taking into account that, upon the occurrence of an event described in (ii) above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series C preferred stock, and in such case such holders shall not have any voting rights with respect to the events described in (ii) above.

Except as may be required by law, holders of Series C preferred stock shall not be entitled to vote with respect to (A) any increase or decrease in the total number of authorized shares of our common stock or our preferred stock, (B) any increase, decrease or issuance of any series of capital stock including the Series C preferred stock or (C) the creation or issuance of any other series of capital stock, in each case referred to in clauses (A), (B) or (C) above, ranking on a parity with or junior to the Series C preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

The voting rights afforded to holders of Series C preferred stock will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding Series C preferred stock are redeemed or called for redemption upon proper notice and we deposit sufficient funds, in cash, in trust to effect the redemption.

In any matter in which the Series C preferred stock may vote (as expressly provided in the certificate of incorporation or as may be required by law), each share of Series C preferred stock shall be entitled to one vote per each $25.00 in liquidation preference. As a result, each depositary share will be entitled to one vote.

Conversion

The depositary shares (and shares of Series C preferred stock) are not convertible into or exchangeable for any of our other property or securities.

Withdrawal of Depositary Shares

Holders of depositary shares may surrender their depositary receipts at the principal office of the depositary (unless such depositary shares have previously been called for redemption) and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying Series C preferred stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary shares will be entitled to receive whole shares of the underlying Series C preferred stock in proportion to their ownership of depositary shares, but such holders will not thereafter be entitled to exchange such whole shares of Series C preferred stock for depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of whole shares of Series C preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional shares of Series C preferred stock be delivered upon surrender of depositary receipts to the depositary.

Restrictions on Transfer

As discussed under “Description of Capital Stock—Description of Common Stock—Restrictions on Transfer” in the accompanying prospectus, for us to qualify as a REIT under the Internal Revenue Code, transfer of depositary shares (and shares of our Series C preferred stock) is restricted and not more than 50% in value of our outstanding capital stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of any taxable year.

Transfer Agent

The transfer agent, registrar and dividend disbursing agent for the depositary shares and Series C preferred stock will be SunTrust Bank.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion relates solely to the tax consequences relevant to the acquisition, ownership and disposition of the Series C preferred stock and the depositary shares. This discussion is general in nature and not exhaustive of all possible tax consequences, nor does the discussion address any state, local, or foreign tax consequences. The tax treatment of a shareholder will depend on the shareholder’s particular situation, and this discussion does not attempt to address all aspects of federal income tax considerations that may be relevant to shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. This summary assumes that the shareholders hold the Series C preferred stock and depositary shares as capital assets.

For a discussion of the taxation of the Company and the tax consequences relevant to shareholders generally, see the discussion under the heading “Federal Income Tax Considerations” in the accompanying prospectus.

The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, or IRS, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that received the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus supplement. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of existing law. Any change of this kind could apply retroactively to transactions preceding the date of the change. Therefore, we cannot assure you that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

Each prospective shareholder is advised to consult his or her own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of the Series C preferred stock and the depositary shares and of our election to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of the purchase, ownership, sale and our election and of potential changes in applicable tax laws. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in our company, including the possibility of federal income tax withholding on our distributions.

Depositary Shares

For federal income tax purposes, a holder of depositary shares will be considered to own the Series C preferred stock represented thereby. Accordingly, holders of depositary shares will have the income and deductions to which they would be entitled if they were actual holders of the Series C preferred stock. In addition:

•	no gain or loss will be recognized for federal income tax purposes upon the withdrawal of Series C preferred stock in exchange for depositary shares as provided in the deposit agreement;

•	the tax basis of each share of Series C preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such Series C preferred stock; and

•	the holding period for the Series C preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held the depositary shares.

Dividends and Other Distributions; Backup Withholding

For a discussion of the taxation of the Company, the treatment of dividends and other distributions with respect to shares of common stock of the Company, which treatment, except as described herein, will apply as well to the Series C preferred stock of the Company, and the various withholding rules (including backup withholding) applicable to a holder of stock of the Company, see the discussions in the accompanying prospectus under the headings “Federal Income Tax Considerations —Taxation of CBL,” “—Taxation of U.S. Stockholders,” “—Special Tax Considerations for Foreign Stockholders” and “—Information Reporting Requirements and Backup Withholding Tax.” In determining the extent to which a distribution on the Series C preferred stock constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated first to distributions with respect to the Series C preferred stock and all other series of preferred stock that are equal in rank as to distributions and upon liquidation with the Series C preferred stock, and second to distributions with respect to common stock of the Company.

Under a recently enacted law, dividends paid by REITs to individual shareholders generally will continue to be taxable at a regular income tax rate, but may, with respect to taxable years ending on or before December 31, 2008, be subject to tax at the rates generally applicable to long-term capital gains for individuals (currently at a maximum rate of 15%), provided that the individual receiving the dividend satisfies certain holding period and other requirements with respect to the stock of the REIT. Dividends subject to these special rules are not actually treated as capital gains, however, and thus are not included in the computation of an individual’s net capital gain and generally cannot be offset by capital losses. The long-term capital gains rates generally will apply to the portion of the dividends paid by the Company to an individual in a particular taxable year that is attributable to qualified dividend income received by the Company in that taxable year. For this purpose, “qualified dividend income” generally means dividends received by the Company after December 31, 2002 from U.S. corporations and qualifying foreign corporations, provided that the Company satisfies certain holding period requirements in respect of the stock of such corporations. The Company anticipates that most, if not all, of the dividends that it pays will not be attributable to qualified dividend income, and thus will not be eligible to be taxed at the long-term capital gains rates.

Sale or Exchange of Series C Preferred Stock

For a discussion of the tax consequences relevant to the sale, exchange, or other disposition (other than redemption) of the common stock of the Company, which consequences will apply as well upon the sale, exchange or other disposition (other than redemption) of the Series C preferred stock, see the discussions in the accompanying prospectus under the headings “Federal Income Tax Considerations—Taxation U.S. Stockholders” and “—Special Tax Considerations for Foreign Stockholders.”

Redemption of Series C Preferred Stock

The treatment accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Series C preferred stock can only be determined on the basis of particular facts as to each holder of the Series C preferred stock at the time of redemption. In general, a holder of the Series C preferred stock will recognize ordinary income to the extent of accrued but unpaid dividends and will recognize capital gain or loss measured by the difference between the amount received upon the redemption (less the amount attributable to accrued but unpaid dividends) and the holder’s adjusted basis in the Series C preferred stock redeemed (provided the stock is held as a capital asset) if such redemption (i) results in a “complete termination” of a holder’s interest in all classes of stock of the Company under Section 302(b)(3) of the Internal Revenue Code or (ii) is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Internal Revenue Code. In applying these tests, there must be taken into account not only any Series C preferred stock owned by the holder, but also such holder’s ownership of the Company’s common stock, other series of preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Internal Revenue Code. If a particular holder owns (actually or constructively) no common stock or an insubstantial percentage of common stock or preferred stock of the Company, based upon current law, it is probable that the redemption of the Series C preferred stock from such holder would be considered “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of the Series C preferred stock intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation.

If the redemption does not meet any of the tests under Section 302 of the Internal Revenue Code that are described above, then the redemption proceeds received from the Series C preferred stock will be treated as a distribution on the Series C preferred stock, with the consequences as described in the accompanying prospectus under the headings “Federal Income Tax Considerations—Taxation U.S. Stockholders,” “—Treatment of Tax-Exempt Stockholders,” and “—Special Tax Considerations for Foreign Stockholders.” If the redemption is taxed as a dividend, the holder’s adjusted basis in the Series C preferred stock redeemed will be transferred to any other stockholdings of the holder in the Company. If the holder of the Series C preferred stock owns no other stock in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

UNDERWRITING

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the depositary shares being offered. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of depositary shares set forth opposite its name below.

Underwriters	Number of Depositary Shares

Bear, Stearns & Co. Inc.	917,280
Wachovia Capital Markets, LLC	916,860
A.G. Edwards & Sons, Inc.	916,860
Legg Mason Wood Walker, Incorporated	378,000
McDonald Investments Inc., a Key Corp Company	378,000
RBC Dain Rauscher Inc.	378,000
J.J.B. Hilliard, W.L. Lyons, Inc.	105,000
Stifel, Nicolaus & Company, Incorporated	105,000
Wells Fargo Securities, LLC.	105,000

Total	4,200,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the depositary shares being offered if any shares are purchased, other than those shares covered by the over-allotment option described below.

We have granted the underwriters an option to purchase up to 630,000 additional depositary shares to be sold in this offering at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within the 30-day period after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase the additional depositary shares in proportion to their respective commitments as indicated in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 630,000 depositary shares.

	Per Depositary Share	Total
		Without Over-allotment	With Over-allotment
Underwriting discounts and commissions payable by us	$0.7875	$3,307,500	$3,803,625

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $350,000.

The underwriters propose to offer the depositary shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $0.50 per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $0.45 per share. The depositary shares will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

The Series C preferred stock underlying the depositary shares is a new issue of securities and, prior to acceptance of the depositary shares for listing on the NYSE, there will be no established trading market for the depositary shares. We will apply to list the depositary shares on the NYSE under the symbol, “CBLPrC.” If this application is approved, we expect trading in the depositary shares to commence within a 30-day period after the initial delivery of the depositary shares. In order to meet the requirements for listing the depositary shares on the NYSE, the underwriters have undertaken to sell (i) depositary shares to ensure a minimum of 100 beneficial holders with a minimum of 100,000 depositary shares outstanding and (ii) a sufficient number of depositary shares so that following this offering, the depositary shares have a minimum aggregate market value of $2 million. The underwriters have advised us that prior to the commencement of listing on the NYSE, they intend to make a market in the depositary shares, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the depositary shares.

In order to facilitate this offering of depositary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the depositary shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

The underwriters may over-allot the depositary shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional depositary shares as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Accordingly, to cover these short sales positions or to stabilize the market price of the depositary shares, the underwriters may bid for, and purchase, depositary shares in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our depositary shares may have the effect of raising or maintaining the market price of our depositary shares or preventing or mitigating a decline in the market price of our depositary shares. As a result, the price of the depositary shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

From time to time, the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking, and other commercial dealings in the ordinary course of business with us and our affiliates for which they have received, and expect to receive, customary fees and commissions for these transactions. In addition, affiliates of certain underwriters participating in this offering are lenders under our existing credit facilities.

It is expected that delivery of the depositary shares will be made on or about August 22, 2003, which will be the twelfth business day following the date of pricing of the depositary shares (such settlement being referred to as “T+12 business days”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or the next twelve succeeding business days will be required, by virtue of the fact that the depositary shares will settle in T+12 business days, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

LEGAL MATTERS

The validity of the depositary shares representing interests in our Series C preferred stock offered by this prospectus supplement and the accompanying prospectus and certain legal matters described under “Federal Income Tax Considerations” in this prospectus supplement and in the accompanying prospectus will be passed upon for us by Willkie Farr & Gallagher, New York, New York, and validity of the depositary shares representing interests in our Series C preferred stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Certain other matters will be passed upon for us by Shumacker Witt Gaither & Whitaker, P.C., Chattanooga, Tennessee. Certain members of Shumacker Witt Gaither & Whitaker, P.C. serve as our assistant secretaries.

EXPERTS

The financial statements and related financial statement schedules incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 144), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements, we file reports and other information with the SEC. The reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. In addition, our common stock and Series A and Series B preferred stock are listed on the New York Stock Exchange and we are required to file reports, proxy and information statements and other information with the New York Stock Exchange. These documents can be inspected at the principal office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus supplement. You should be aware that this prospectus supplement does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the SEC’s rules. For further information about our company and our securities, we refer you to the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the preceding paragraph. Statements contained in this prospectus supplement concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

PROSPECTUS

CBL & ASSOCIATES PROPERTIES, INC.

$562,000,000

PREFERRED STOCK, COMMON STOCK, DEPOSITARY SHARES AND COMMON STOCK WARRANTS

We may from time to time offer in one or more series (i) shares of preferred stock, par value $.01 per share, (ii) shares of common stock, par value $.01 per share, (iii) common stock or preferred stock represented by depositary shares, and (iv) warrants to purchase shares of common stock, with an aggregate public offering price of up to $562,000,000 in amounts, at prices and on terms to be determined at the time or times of offering. We may offer the preferred stock, depositary shares, common stock and common stock warrants, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus.

The specific terms of the offered securities in respect of which this Prospectus is being delivered will be set forth in the applicable prospectus supplement and will include, where applicable, (i) in the case of preferred stock, the specific series designation, number of shares, title and stated value, any dividend, liquidation, optional or mandatory redemption, conversion, voting and other rights, and any initial public offering price; (ii) in the case of common stock, any initial public offering price; (iii) in the case of depositary shares, the number of shares, the whole or fractional common stock or preferred stock represented by each such depositary share and any initial public offering price; and (iv) in the case of common stock warrants, the number, duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the offered securities, in each case as may be appropriate to preserve our status as a real estate investment trust, or REIT, for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the offered securities covered by such prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “CBL.” Our 9.0% Series A cumulative redeemable preferred stock is listed on the New York Stock Exchange under the symbol “CBLprA.” Our 8.75% Series B cumulative redeemable preferred stock is listed on the New York Stock Exchange under the symbol “CBLprB.” Any common stock offered pursuant to a prospectus supplement will be listed on such exchange, subject to official notice of issuance.

We may offer our securities directly, through agents we will designate from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the offered securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See “Plan of Distribution.”

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” ON PAGE 3.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our securities may not be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such offered securities.

The date of this Prospectus is June 10, 2003

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements, we file reports and other information with the SEC. The reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. In addition, our common stock and Series A and Series B preferred stock are listed on the New York Stock Exchange and we are required to file reports, proxy and information statements and other information with the New York Stock Exchange. These documents can be inspected at the principal office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this Prospectus. You should be aware that this Prospectus does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the SEC’s rules. For further information about our company and our securities, we refer you to the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the preceding paragraph. Statements contained in this Prospectus concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the documents listed below with the SEC under the Securities Exchange Act of 1934 and they are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2002; (ii) Quarterly Report on Form 10-Q for the fiscal year ended March 31, 2003; (iii) Current Report on Form 8-K filed on April 24, 2003; (iv) the description of our common stock contained in our Registration Statement on Form 8-A dated October 25, 1993; (v) the description of our series A preferred stock contained in our Registration Statement on Form 8-A dated October 25, 1993; and (vi) the description of our series B preferred stock contained in our Registration Statement on Form 8-A dated June 11, 2002.

Any document which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering of securities will be deemed to be incorporated by reference into, and to be part of, this Prospectus from the date of filing of each such document.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus will, to the extent applicable, be deemed to be modified, superseded or replaced by later statements included in supplements or amendments to this Prospectus or in subsequently filed documents which are in, or deemed to be incorporated by reference in, this Prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated by reference herein (other than exhibits to those documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be addressed to our Investor Relations Department, CBL Center, 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421-6000 (telephone number (423) 855-0001).

CBL & ASSOCIATES PROPERTIES, INC.

We are a self-managed, self-administered, fully integrated real estate company. We own, operate, market, manage, lease, expand, develop, redevelop, acquire and finance regional malls and community and neighborhood shopping centers. We have elected to be taxed as a REIT for federal income tax purposes. We are one of the largest mall REITs in the United States. We currently own controlling interests in a portfolio of properties consisting of 51 enclosed regional malls, 18 associated centers, each of which is part of a regional shopping mall complex, 60 community centers, one office building, joint venture investments in four regional malls, two associated centers and two community centers and income from eleven mortgages. Additionally, we have one regional mall, one associated center and three community centers currently under construction. We also own options to acquire certain shopping center development sites.

We conduct substantially all of our business through our operating partnership, CBL & Associates Limited Partnership, a Delaware limited partnership. We currently own an indirect majority interest in the operating partnership, and one of our wholly owned subsidiaries, CBL Holdings I, Inc., a Delaware corporation, is its sole general partner. To comply with certain technical requirements of the Internal Revenue Code of 1986, as amended, applicable to REITs, our property management and development activities, sales of peripheral land and maintenance operations are carried out through a separate management company, CBL & Associates Management, Inc. Currently, our operating partnership owns 100% of the preferred stock of the management company, which entitles the operating partnership to substantially all of the management company’s earnings. Our operating partnership also owns 6% of the management company’s common stock. Certain of our executive officers and their children hold the remaining 94% of the management company’s common stock.

In order to maintain our qualification as a REIT for federal income tax purposes, we must distribute each year at least 90% of our taxable income, computed without regard to net capital gains or the dividends-paid deduction.

We were organized on July 13, 1993 as a Delaware corporation to acquire substantially all of the real estate properties owned by our predecessor company, CBL & Associates, Inc., and its affiliates. Our principal executive offices are located at CBL Center, 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421-6000, and our telephone number is (423) 855-0001. Our website can be found at www.cblproperties.com. The information contained in our website is not part of this Prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

Actual Years Ended December 31,
2002	2001	2000	1999	1998
1.82	1.57	1.74	1.64	1.62

We compute the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings consist of pre-tax income from continuing operations before extraordinary items and fixed charges (excluding capitalized interest), adjusted, as applicable, for our proportionate share of earnings of 50 percent-owned affiliates and distributed earnings from less than 50 percent-owned affiliates. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.

RISK FACTORS

This Prospectus and those documents incorporated by reference herein may include certain “forward-looking information statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as “expects,” “estimates,” “plans,” “anticipates,” “predicts,” “intends,” “believes,” “seeks,” “should” and other similar expressions and variations of these expressions are intended to identify these forward-looking statements. Forward-looking statements made by us are based on our estimates, projections, beliefs and assumptions at the time of the statements and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by us as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, costs of capital, capital requirements, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, tenant bankruptcies, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, changes in applicable laws, rules and regulations (including changes in tax laws), the ability to obtain suitable equity and/or debt financing, and the continued availability of financing in the amounts and on the terms necessary to support our future business.

Risks of Expansion and Development Activities

We intend to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will incur various risks including the risk that development or expansion opportunities explored by us may be abandoned and the risk that construction costs of a project may exceed original estimates, possibly making the project not profitable. Other risks include the risk that we may not be able to refinance construction loans which are generally with full recourse to us, the risk that occupancy rates and rents at a completed project will not meet projections and will be insufficient to make the project profitable, and the risk that we will not be able to obtain anchor, mortgage lender and property partner approvals for certain expansion activities. In the event of an unsuccessful development project, our loss could exceed our investment in the project.

We have in the past elected not to proceed with certain development projects and anticipate that we will do so again from time to time in the future. If we elect not to proceed with a development opportunity, the development costs ordinarily will be charged against income for the then-current period. Any such charge could have a material adverse effect on our results of operations for the period in which the charge is taken.

General Factors Affecting Investments in Shopping Center Properties; Effect of Economic and Real Estate Conditions

A shopping center’s revenues and value may be adversely affected by a number of factors, including:

•	The national and regional economic climates

•	Local real estate conditions (such as an oversupply of retail space)

•	Perceptions by retailers or shoppers of the safety, convenience and attractiveness of the shopping center

•	The willingness and ability of the shopping center’s owner to provide capable management and maintenance services

In addition, other factors may adversely affect a shopping center’s value without affecting its current revenues, including:

•	Changes in governmental regulations, zoning or tax laws

•	Potential environmental or other legal liabilities

•	Availability of financing

•	Changes in interest rate levels

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. In addition, retailers at our properties face continued competition from:

•	Discount shopping centers

•	Outlet malls

•	Wholesale clubs

•	Direct mail

•	Telemarketing

•	Television shopping networks

•	Shopping via the Internet

Competition could adversely affect revenues and funds available for distribution.

Geographic Concentration

Our properties are located principally in the southeastern United States (Alabama, Florida, Georgia, Kentucky, Mississippi, North Carolina, South Carolina, Tennessee and Virginia). The properties located in the southeastern United States accounted for approximately 59.4% of our total revenues from all properties for the year ended December 31, 2002. Our results of operations and funds available for distribution to stockholders therefore will be subject generally to economic conditions in the southeastern United States. We have mitigated our dependence on the Southeast through our 2001 acquisition of interests in 21 malls and two associated centers which are primarily located in the Midwest region of the United States. These properties accounted for approximately 26.9% of our total revenues from all properties for the year ended December 31, 2002.

Third-Party Interests in Certain Properties

We own partial interests in eight malls, six associated centers, three community centers and one office building. We manage all of these properties except for Governor’s Square, Governor’s Plaza and Kentucky Oaks.

A property manager affiliated with the managing general partner performs the property management services for these properties.

Where we serve as managing general partner of the partnerships that own our properties, we may have certain fiduciary responsibilities to the other partners in those partnerships. In certain cases, the approval or consent of the other partners is required before we may sell, finance, expand or make other significant changes in the operations of such properties. To the extent such approvals or consents are required, we may experience difficulty in, or may be prevented from, implementing our plans with respect to expansion, development, financing or other similar transactions with respect to such properties.

With respect to Governor’s Square, Governor’s Plaza and Kentucky Oaks, we do not have day-to-day operational control or control over certain major decisions, including the timing and amount of distributions, which could result in decisions by the managing general partner that do not fully reflect our interests. This includes decisions relating to the requirements that we must satisfy in order to maintain our status as a REIT for tax purposes. However, decisions relating to sales, expansion and disposition of all or substantially all of the assets and financings are subject to approval by the operating partnership.

We have generally agreed not to sell an acquired property for a number of years if such sale would trigger adverse tax consequences for the seller.

Dependence on Key Tenants

In the year ended December 31, 2002, no tenant accounted for 5% or more of revenues except for The Limited Stores Inc. (including Intimate Brands, Inc.), which accounted for approximately 6.4% of our total revenues. The loss or bankruptcy of this key tenant could negatively affect our financial position and results of operations.

Dependence on Significant Markets

Our properties located at Nashville, Tennessee accounted for more than 9% of our revenues for the year ended December 31, 2002. No other market accounted for more than 5% of our revenues for the year ended December 31, 2002.

Our financial position and results of operations will therefore be affected by the results experienced at properties located at the Nashville, Tennessee area.

Rising Interest Rates and Other Factors Could Adversely Affect Our Stock Price and Borrowing Costs

Any significant increase in market interest rates from their current levels could lead holders of our securities to seek higher yields through other investments, which could adversely affect the market price of our stock. One of the factors that may influence the price of our stock in public markets is the annual distribution rate we pay as compared with the yields on alternative investments. Numerous other factors, such as governmental regulatory action and tax laws, could have a significant impact on the future market price of our stock. In addition, increases in market interest rates could result in increased borrowing costs for us, which may adversely affect our cash flow and the amounts available for distributions to our stockholders.

Dependence on Management

Certain of the operating partnership’s lines of credit are conditioned upon the operating partnership continuing to be managed by certain members of its current senior management and by such members of senior management continuing to own a significant direct or indirect equity interest in the operating partnership (including any shares of our common stock and preferred stock owned by such members of senior management may hold in us).

Conflict of Interest: Retained Property Interests

Members of our senior management own interests in certain real estate properties that were retained by them at the time of our initial public offering. These consist primarily of outparcels at certain of our properties, which are being offered for sale through our management company.

Conflict of Interest: Tax Consequences of Sales of Properties

Since certain of our properties had unrealized gain attributable to the difference between the fair market value and adjusted tax basis in such properties immediately prior to their contribution to the operating partnership, the sale of any such properties, or a significant reduction in the debt encumbering such properties, could cause adverse tax consequences to the members of our senior management who owned interests in our predecessor entities. As a result, members of our senior management might not favor a sale of a property or a significant reduction in debt even though such a sale or reduction could be beneficial to us and the operating partnership. Our bylaws provide that any decision relating to the potential sale of any property that would result in a disproportionately higher taxable income for members of our senior management than for us and our stockholders, or that would result in a significant reduction in such property’s debt, must be made by a majority of the independent directors of the Board of Directors. The operating partnership is required, in the case of such a sale, to distribute to its partners, at a minimum, all of the net cash proceeds from such sale up to an amount reasonably believed necessary to enable members of our senior management to pay any income tax liability arising from such sale.

Conflicts of Interest: Policies of Board of Directors

Certain entities owned in whole or in part by members of our senior management, including the construction company which built or renovated most of our properties, may continue to perform services for, or transact business with, us and the operating partnership. Furthermore, certain property tenants are affiliated with members of our senior management. Our bylaws provide that any contract or transaction between us or the operating partnership and one or more of our directors or officers, or between us or the operating partnership and any other entity in which one or more of our directors or officers are directors or officers or have a financial interest, must be approved by our disinterested directors or stockholders after the material facts of the relationship or interest of the contract or transaction are disclosed or are known to them.

Federal Tax Consequences: REIT Classification

We intend to continue to operate so as to qualify as a REIT under the Internal Revenue Code. Although we believe that we are organized and operate in such a manner, no assurance can be given that we currently qualify and in the future will continue to qualify as a REIT. Such qualification involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification or its corresponding federal income tax consequences. We have received an opinion from our counsel, Willkie Farr & Gallagher, that we have been organized and operated in conformity with the requirements to qualify as a REIT and that our proposed method of operation will enable us to continue to meet such requirements. Such legal opinion, however, is not binding on the Internal Revenue Service. See “Federal Income Tax Considerations.”

If in any taxable year we were to fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and we would be subject to federal income tax on our taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to our stockholders would be reduced for each of the years involved. We currently intend to operate in a manner designed to qualify as a REIT. However, it is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors, with the consent of a majority of our stockholders, to revoke the REIT election. See “Federal Income Tax Considerations.”

Federal Tax Consequences: Limits on Ownership Necessary to Maintain REIT Qualification

To maintain our status as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. Our certificate of incorporation generally prohibits ownership of more than 6% of the outstanding shares of our capital stock by any single stockholder determined by vote, value or number of shares (other than Charles Lebovitz, David Jacobs, Richard Jacobs and their affiliates under the Internal Revenue Code’s attribution rules).

Federal Tax Consequences: Effect of Distribution Requirements

To maintain our status as a REIT under the Internal Revenue Code, we generally will be required each year to distribute to our stockholders at least 90% of our taxable income after certain adjustments. However, to the extent that we do not distribute all of our net capital gain or distribute at least 90% but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at ordinary and capital gains corporate tax rates, as the case may be. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us during each calendar year are less than the sum of 85% of our ordinary income for such calendar year, 95% of our capital gain net income for the calendar year and any amount of such income that was not distributed in prior years. In the case of property acquisitions, including our initial formation, where individual properties are contributed to our operating partnership for operating partnership units, we have assumed the tax basis and depreciation schedules of the entities’ contributing properties. The relatively low tax basis of such contributed properties may have the effect of increasing the cash amounts we are required to distribute as dividends, thereby potentially limiting the amount of cash we might otherwise have been able to retain for use in growing our business. This low tax basis may also have the effect of reducing or eliminating the portion of distributions made by us that are treated as a non-taxable return of capital.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of petroleum, certain hazardous or toxic substances on, under or in such real estate. Such laws typically impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances. The costs of remediation or removal of such substances may be substantial. The presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner’s or operator’s ability to lease or sell such real estate or to borrow using such real estate as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Certain laws also impose requirements on conditions and activities that may affect the environment or the impact of the environment on human health. Failure to comply with such requirements could result in the imposition of monetary penalties (in addition to the costs to achieve compliance) and potential liabilities to third parties. Among other things, certain laws require abatement or removal of friable and certain non-friable asbestos-containing materials in the event of demolition or certain renovations or remodeling. Certain laws regarding asbestos-containing materials require building owners and lessees, among other things, to notify and train certain employees working in areas known or presumed to contain asbestos-containing materials. Certain laws also impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with asbestos-containing materials. In connection with the ownership and operation of properties, we may be potentially liable for all or a portion of such costs or claims.

All of our properties (but not properties for which we hold an option to purchase but do not yet own) have been subject to Phase I environmental assessments or updates of existing Phase I environmental assessments within approximately the last nine years. Such assessments generally consisted of a visual inspection of the properties, review of federal and state environmental databases and certain information regarding historic uses of the property and adjacent areas and the preparation and issuance of written reports. Some of the properties contain, or contained, underground storage tanks used for storing petroleum products or wastes typically associated with automobile service or other operations conducted at the properties. Certain properties contain, or contained, dry-cleaning establishments utilizing solvents. Where believed to be warranted, samplings of building materials or subsurface investigations were undertaken. At certain properties, where warranted by the conditions, we have developed and implemented an operations and maintenance program that establishes operating procedures with respect to asbestos-containing materials. The costs associated with the development and implementation of such programs were not material.

We believe that our properties are in compliance in all material respects with all federal, state and local ordinances and regulations regarding the handling, discharge and emission of hazardous or toxic substances. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our present or former properties. We have not recorded in our financial statements any material liability in connection with environmental matters. Nevertheless, it is possible that the environmental assessments available to us do not reveal all potential environmental liabilities. It is also possible that subsequent investigations will identify material contamination, that adverse environmental conditions have arisen subsequent to the performance of the environmental assessments, or that there are material environmental liabilities of which management is unaware. Moreover, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the properties has not been or will not be affected by tenants and occupants of the properties, by the condition of properties in the vicinity of the properties or by third parties unrelated to us, the operating partnership or the relevant property’s partnership. The existence of any such environmental liability could have an adverse effect on our results of operations, cash flow and the funds available to us to pay dividends.

Recent Events and Tenant Bankruptcies May Adversely Affect the Retail Climate

A significant portion of our earnings are derived from tenant occupancy and retail sales during the holiday season. The deterioration recently experienced in the national economy and the events related to the ongoing war against terrorism have negatively affected the retail climate. In addition, a number of local, regional and national retailers have closed locations or filed for bankruptcy within the last two years. We are unable to determine what effect these developments may have on our future earnings.

Our Insurance Coverage May Change in the Future and Not Include Coverage for Acts of Terrorism

The property and liability insurance policies on our properties currently do not exclude loss resulting from acts of terrorism, whether foreign or domestic. The cost of property and liability insurance policies that do not exclude coverage for acts of terrorism has risen significantly post-September 11, 2001. As a result, many companies within our industry are agreeing to exclude this coverage from their policies where possible. We are unable at this time to predict whether we will continue our policy coverage as currently structured when our policies are up for renewal on December 31, 2003.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the offered securities for general purposes, which may include the acquisition of malls or community shopping centers as suitable opportunities arise, the expansion and improvement of certain properties in our portfolio, payment of development and construction costs for new centers and the repayment of certain indebtedness outstanding at such time.

DESCRIPTION OF CAPITAL STOCK

Under our amended and restated certificate of incorporation, we have authority to issue 110,000,000 shares of all classes of capital stock, consisting of 95,000,000 shares of common stock and 15,000,000 shares of preferred stock. As of March 10, 2003, we had 29,869,905 shares of common stock outstanding, 2,675,000 shares of our 9.0% Series A cumulative redeemable preferred stock outstanding and 2,000,000 shares of our 8.75% Series B cumulative redeemable preferred stock outstanding. Our common stock is listed on the New York Stock Exchange under the symbol “CBL.” Our 9.0% Series A cumulative redeemable preferred stock is listed on the New York Stock Exchange under the symbol “CBLprA.” Our 8.75% Series B cumulative redeemable preferred stock is listed on the New York Stock Exchange under the symbol “CBLprB.”

Pursuant to rights granted to us and the other limited partners in the partnership agreement of the operating partnership, each of the limited partners may, subject to certain conditions, exchange its limited partnership interests in the operating partnership for shares of common stock. Assuming the exchange of all limited partnership interests in the operating partnership for common stock, at December 31, 2002, there would be approximately 55.5 million shares of common stock outstanding.

Description of Preferred Stock

General

The following summary description of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock do not purport to be complete and are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our certificate of incorporation, bylaws and any applicable certificate of designations and may be modified, supplemented or varied in the prospectus supplement.

Terms

Subject to the limitations prescribed by our certificate of incorporation, our Board of Directors is authorized to fix the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of each series and the qualifications, limitations and restrictions, all without any further vote or action by our stockholders. In particular, the Board of Directors may determine the number of shares of each series, the dividend rate, if any, the date, if any, on which dividends will accumulate, the dates, if any, on which dividends will be payable, the redemption rights, if any, of such series, any sinking fund provisions, liquidation rights and preferences, and any conversion rights and voting rights. The preferred stock will, when issued, be fully paid and non-assessable and, unless otherwise provided in the preferred stock designations, will have no preemptive rights. Under Delaware law, holders of preferred stock generally are not responsible for our debts or obligations.

The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the articles supplementary relating to the series. A prospectus supplement, relating to each series, will specify the terms of the preferred stock, including: (i) the title and stated value; (ii) the number of shares offered, the liquidation preference per share and the offering price; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable; (iv) the date from which dividends will accumulate, if applicable; (v) the procedures for any auction and remarketing, if any; (vi) the provision for a sinking fund, if any; (vii) the provision for redemption, if applicable; (viii) any listing on any securities exchange; (ix) the terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof); (x) any other specific terms, preferences, rights, limitations or restrictions; (xi) a discussion of applicable federal income tax considerations; (xii) the relative ranking and preferences as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; (xiii) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and (xiv) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

Rank

Unless otherwise specified in any prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) senior to all classes or series of common stock and to all other equity securities ranking junior, (ii) on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock, and (iii) junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred stock. The term “equity securities” does not include convertible debt securities.

Dividends

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, cash dividends at rates and on dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our share transfer books on record dates that will be fixed by our Board of Directors.

Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of this series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment date.

If preferred stock of any series is outstanding, we will not declare or pay or set apart for payment any dividends on our preferred stock of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless (i) if such series of preferred stock has a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full cumulative dividends or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of preferred stock does not have a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full dividends for the then current dividend period or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series. When we do not pay dividends in full (or we do not set apart a sum sufficient for such full payment) upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of such series, we will declare all dividends upon preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends with such preferred stock pro rata so that the amount of dividends we declare per share of such series of preferred stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the shares of preferred stock of such series (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless (i) if such series of preferred stock has a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full cumulative dividends or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series for all past dividend periods and the then current dividend period and (ii) if such series of preferred stock does not have a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full dividends for the then current dividend period or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series for the then current dividend period, we will not declare or pay or set aside for payment any dividends (other than in common stock or other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) or declare or make any other distribution upon the common stock, or any other of our capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation, nor will we redeem, purchase or otherwise acquire for any consideration (or pay any moneys or to make any moneys available for a sinking fund for the redemption of such shares) any common stock, or any other of our capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation (except by conversion into or exchange for our capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation).

Any dividend payment made on shares of a series of preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

Redemption

If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in that prospectus supplement.

We will specify, in the prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption, the number of preferred stock that we will redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends (which will not, if those shares of preferred stock do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement.

Notwithstanding the foregoing, unless (i) if such series of preferred stock has a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full cumulative dividends or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series for all past dividend periods and the then current dividend period and (ii) if such series of preferred stock does not have a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full dividends for the then current dividend period or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series for the then current dividend period, we will not redeem any shares of any series of preferred stock unless we simultaneously redeem all outstanding shares of preferred stock of such series; provided, however, that the foregoing will not prevent the purchase or acquisition of shares of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series, and, unless (x) if such series of preferred stock has a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full cumulative dividends or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series for all past dividend periods and the then current dividend period and (y) if such series of preferred stock does not have a cumulative dividend, we have declared and paid or are contemporaneously declaring and paying full dividends for the then current dividend period or we have declared and set apart or are contemporaneously declaring and setting apart a sum sufficient for such payment on the preferred stock of such series for the then current dividend period, we will not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series (except by conversion into or exchange for our capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation); provided, further, that the foregoing will not prevent the purchase or acquisition of shares of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.

If we redeem fewer than all of the outstanding shares of preferred stock of any series, we will determine the number of shares of preferred stock to be redeemed and we may redeem those shares pro rata from the holders of record of those shares in proportion to the number of such shares held by those holders (with adjustments to avoid redemption of fractional shares) or any other equitable method that we determine will not result in the issuance of any shares-in-trust (as defined in our certificate of incorporation).

We will mail notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice will state: (i) the redemption date; (ii) the number of shares and series of the preferred stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on that redemption date; and (vi) the date upon which the holder’s conversion rights, if any, as to those shares will terminate. If we redeem fewer than all outstanding shares of the preferred stock of any series, we will also specify, in the notice mailed to each holder, the number of shares of preferred stock to be redeemed. If we have given notice of redemption of any shares of preferred stock and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any shares of preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on those shares of preferred stock, and all rights of the holders of those shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any shares of common stock, any shares-in-trust or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of shares of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all accrued and unpaid dividends (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if those shares of preferred stock do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with such shares of preferred stock in the distribution of assets upon such liquidation, dissolution or winding up, then the holders of those shares of preferred stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. If liquidating distributions will have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

Holders of shares of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Whenever dividends on any shares of preferred stock will be in arrears for six consecutive quarterly periods, the holders of those shares of preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors at the next annual meeting of stockholders and at each subsequent meeting until (i) if that series of preferred stock has a cumulative dividend, we have fully paid or declared and set aside a sum sufficient for the payment of all dividends accumulated on that series of preferred stock for the past dividend periods and the then current dividend period or (ii) if that series of preferred stock does not have a cumulative dividend, we have fully paid or declared and set aside a sum sufficient for the payment of four consecutive quarterly dividends. In such case, our entire Board of Directors will be increased by two directors.

Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of two-thirds of the shares of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to that series of preferred stock with respect to the payment of dividends or the distribution of assets upon, liquidation, dissolution or winding up or reclassify any of our authorized capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of our certificate of incorporation or preferred stock designation for that series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that series of preferred stock or the holders thereof; provided, however, with respect to the occurrence of any of the events set forth in (ii) above, so long as the preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock, and provided, further, that (A) any increase in amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock or (B) any increase in the number of authorized shares of that series or any other series of preferred stock in each case ranking on a parity with or junior to the preferred stock of that series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of such series of preferred stock are redeemed or called for redemption and we deposit sufficient funds in trust to effect such redemption.

Conversion Rights

The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement. Those terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred stock.

Restrictions on Transfer

As discussed below under “Description of Common Stock—Restrictions on Transfer,” for us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year. Each series of preferred stock will be subject to the ownership limit provision of our certificate of incorporation described below in “Description of Common Stock.”

Transfer Agent and Registrar

The transfer agent for each series of preferred stock will be described in the related prospectus supplement.

Delaware Anti-Takeover Statute

See “Description of Common Stock—Delaware Anti-Takeover Statute” below.

Description of Common Stock

The following summary description of the common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate. The statements below describing the common stock do not purport to be complete and are in all respects subject to and qualified in their entirety by reference to our certificate of incorporation and bylaws.

The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or as provided in our certificate of incorporation, the holders of those shares exclusively possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to distributions which may be declared from time to time by our Board of Directors from funds which are legally available, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to those holders. Holders of common stock will not be entitled to any preemptive rights. Under Delaware law, holders of common stock generally are not responsible for our debts or obligations.

Restrictions on Transfer

For us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year. In addition, the capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of our gross income must be from particular activities.

To ensure that we remain a qualified REIT, our certificate of incorporation contains provisions, collectively referred to as the ownership limit provision, restricting the acquisition of shares of our capital stock. The affirmative vote of 66 2/3% of the outstanding voting stock is required to amend this provision.

The ownership limit provision provides that, subject to certain exceptions specified in our certificate of incorporation, no person (other than Charles Lebovitz, Richard Jacobs, David Jacobs and their respective affiliates under the applicable attribution rules of the Internal Revenue Code) may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 6% of the value of our outstanding capital stock. The ownership limit provision further provides that, subject to certain restrictions, Charles Lebovitz and his respective affiliates (as defined under the applicable attribution rules of the Internal Revenue Code) may own beneficially or constructively in the aggregate up to 25.4% of the value of the outstanding shares of our capital stock. The ownership limit provision further provides that, subject to certain restrictions, of the group comprised of Richard Jacobs and his respective affiliates and David Jacobs and his respective affiliates (in each case, as defined under the applicable attribution rules of the Internal Revenue Code), any individual person (that is, any person who is treated as an individual for purposes of Section 542(a)(2) of the Internal Revenue Code) may own beneficially or constructively in the aggregate up to 13.9% of the value of the outstanding shares of our capital stock. Also, any two individuals of the group comprised of Richard Jacobs and his respective affiliates or of the group comprised of David Jacobs and his respective affiliates may own beneficially or constructively in the aggregate up to 19.9% of the value of the outstanding shares of our capital stock. The ownership limit is the percentage limitation on ownership applicable to any given person pursuant to the ownership limit provision.

Our Board of Directors may, subject to certain conditions, waive the applicable ownership limit upon receipt of a ruling from the IRS or an opinion of counsel to the effect that such ownership will not jeopardize our status as a REIT. The ownership limit provision will not apply if our Board of Directors and our stockholders determine that we will not attempt to continue to qualify as a REIT.

Any issuance or transfer of capital stock to any person in excess of the applicable ownership limit or any issuance or transfer of shares of capital stock which would cause us to be beneficially owned by fewer than 100 persons, will be null and void and the intended transferee will acquire no rights to the stock. Any acquisition of our capital stock and continued holding or ownership of our capital stock constitutes, under our certificate of incorporation, a continuous representation of compliance with the applicable ownership limit.

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of capital stock in violation of the ownership limit provision, such transfer with respect to that number of shares that would be owned by the transferee in excess of the ownership limit provision would be deemed void ab initio and those shares would automatically be transferred to a trust, the trustee of which we would designate, but who would not be affiliated with us or the prohibited owner, who would have owned these shares were it not for the ownership limit provision. The trust would be for the exclusive benefit of a charitable beneficiary to be designated by us.

The shares held in trust will be issued and outstanding shares of our capital stock, entitled to the same rights and privileges as all other issued and outstanding shares of capital stock of the same class and series. All dividends and other distributions paid by us with respect to the shares held in trust will be held by the trustee for the benefit of the designated charitable beneficiary. The trustee will have the power to vote all shares held in trust from and after the date the shares are deemed to be transferred into trust. The prohibited owner will be required to repay any dividends or other distributions received by it which are attributable to the shares held in trust if the record date for such dividends or distributions was on or after the date those shares were transferred to the trust. We can take all measures we deem necessary in order to recover such amounts.

The trustee will have the exclusive right to designate a permitted transferee to acquire the shares held in trust without violating the applicable ownership restrictions for an amount equal to the fair market value (determined at the time of transfer to this permitted transferee) of those shares. The trustee will pay to the aforementioned prohibited owner the lesser of: (a) the value of the shares at the time they were transferred to the trust and (b) the price received by the trustee from the sale of such shares to the permitted transferee. The excess of (x) the sale proceeds from the transfer to the permitted transferee over (y) the amount paid to the prohibited owner, if any, will be distributed to the charitable beneficiary.

We or our designee will have the right to purchase any shares-in-trust, within a limited period of time, at a price per share equal to the lesser of (i) the price per share in the transaction that created such shares-in-trust and (ii) the market price per share on the date we, or our designee, exercise such right to purchase such shares-in-trust.

The ownership limit provision will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the ownership limit would require an amendment to our certificate of incorporation, and such an amendment would require a 66 2/3% vote of the outstanding voting stock. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our Board of Directors.

All certificates representing shares of any class of stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or such other percentage as may be required by the Treasury Regulations) of the value of the outstanding shares of capital stock must file an affidavit with us containing the information specified in our certificate of incorporation before January 30 of each year. In addition, each stockholder will upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of capital stock as our Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

Limitation of Liability of Directors

Our certificate of incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our certificate of incorporation described above apply to our officers only if the respective officer is one of our directors and is acting in his or her capacity as director, and do not apply to our officers who are not directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our officers and directors. The indemnification agreements require, among other things, that we indemnify our officers and directors to the fullest extent permitted by law, and advance to our officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements, and cover officers and directors under our directors’ and officers’ liability insurance, provided that such insurance is commercially available at reasonable expense. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in our certificate of incorporation and bylaws, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by our Board of Directors or by the stockholders to eliminate the rights it provides.

Other Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

Classified Board of Directors.    Our certificate of incorporation provides for a Board of Directors divided into three classes, with one class to be elected each year to serve for a three-year term. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of our Board of Directors. In addition, our stockholders can only remove directors for cause and only by a vote of 75% of the outstanding voting stock. The classification of directors and the inability of stockholders to remove directors without cause make it more difficult to change the composition of our Board of Directors. The provisions of our certificate of incorporation relating to the classification of our Board of Directors may only be amended by a 66 2/3% vote of the outstanding voting stock and the provision relating to the removal for cause may only be amended by a 75% vote of the outstanding voting stock.

Advance Notice Requirements.    Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting. The notice must contain certain information specified in the bylaws.

Written Consent of Stockholders.    Our certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting and does not permit action by stockholder consent. These provisions of our certificate of incorporation may be amended only by a vote of 80% of the outstanding voting stock.

Bylaw Amendments.    A vote of 66 2/3% of the outstanding voting stock is necessary to amend the bylaws.

Delaware Anti-Takeover Statute

The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a company’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with us for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested holder, our Board of Directors approved the transaction in which the interested holder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving us and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of directors then in office.

DESCRIPTION OF DEPOSITARY SHARES

General

We may, at our option, elect to offer depositary shares, each representing a fraction of a share of common stock or preferred stock, as will be specified in the applicable prospectus supplement. In the event we elect to do so, we will issue to the owners of record of the depositary shares receipts evidencing their depositary shares.

The shares of common stock or preferred stock underlying the depositary shares will be deposited under a separate deposit agreement with us and a depositary selected by us. The depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each record owner of a depositary share will be entitled, in proportion to the shares of common stock or preferred stock underlying that depositary share, to all the rights and preferences of the common stock or preferred stock underlying that depositary share (including dividend, voting, redemption and liquidation rights). As of the date of this Prospectus, there are no depositary shares outstanding.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Copies of the applicable form of deposit agreement and depositary receipt will be filed with the SEC at or prior to any offering of depositary shares and may be obtained from us upon request.

The following description of the depositary shares sets forth the material terms and provisions of the depositary shares to which any prospectus supplement may relate. The particular terms of the depositary shares offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered securities, will be described in the prospectus supplement.

Dividends and Other Distributions

The depositary will distribute to the record owners of depositary shares, in proportion to the number of such depositary shares owned by such owners on the relevant record date, all cash dividends or other distributions received in respect of the common stock or preferred stock underlying such depositary shares.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record owners of depositary shares entitled to receive it, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such owners.

No distribution will be made in respect of any depositary shares to the extent that it represents any preferred stock which has been converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar right we offer to the holders of the preferred stock will be made available to owners of depositary shares.

Withdrawal of Shares

Unless we say otherwise in the applicable prospectus supplement, holders of depositary receipts may surrender their receipts at the principal office of the depositary (unless the related depositary shares have previously been called for redemption) and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying common stock or preferred stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Owners of depositary shares will be entitled to receive whole shares of the underlying common stock or preferred stock on the basis set forth in the prospectus supplement for such depositary shares, but such owners will not thereafter be entitled to exchange such whole shares of common stock or preferred stock for depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of whole shares of common stock or preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional shares of common stock or preferred stock be delivered upon surrender of depositary receipts to the depositary.

Redemption of Depositary Shares

Whenever we redeem common stock or preferred stock held by the depositary, the depositary will redeem as of the same redemption date a number of depositary shares representing the shares so redeemed and the depositary receipts evidencing such depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the common stock or preferred stock. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Liquidation Proceeds

In the event of liquidation, dissolution or winding up of our company, whether voluntary or involuntary, each depositary share will be entitled to the applicable fraction of the liquidation amount or liquidation preference accorded to the underlying share of common stock or preferred stock as described in the applicable prospectus supplement.

Conversion of Preferred Stock

If so described in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by the holders to the depositary with written instructions to the depositary to instruct us to cause conversion of the underlying preferred stock into the securities into which such preferred stock is convertible, and we agree that upon receipt of such instructions and any amounts payable, we will cause the conversion of the depositary shares representing such preferred stock utilizing the same procedures as those applicable to the preferred stock. If the depositary shares are to be converted in part only, one or more new depositary receipts will be issued for any depositary shares not converted. No fractional common stock will be issued upon any conversion, and if such conversion would have resulted in a fractional share being issued, we will pay cash in an amount equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Voting the Common Stock or Preferred Stock

Upon receipt of notice of any meeting at which the holders of the common stock or preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record owners of the depositary shares relating to such common stock or preferred stock. Each record owner of such depositary shares on the record date (which will be the same date as the record date for the underlying common stock or preferred stock, as applicable) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the shares of preferred stock or common stock underlying such owner’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of common stock or preferred stock underlying such depositary shares in accordance with such instructions, and we will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting the underlying shares of common stock or preferred stock to the extent it does not receive specific instructions from the owners of the applicable depositary shares. The depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote, as long as such action or inaction is in good faith and does not result from gross negligence or willful misconduct.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the owners of depositary shares will not be effective unless such amendment has been approved by the owners of at least a majority of the depositary shares then outstanding.

We may terminate the deposit agreement upon not less than 30 days prior written notice to the depositary if (i) such termination is to preserve our status as a REIT or (ii) a majority of each class of common stock and preferred stock affected by such termination consents to such termination, whereupon the depositary will deliver or make available to each owner of depositary shares, upon surrender of the applicable depositary receipts, the whole shares of common stock or preferred stock underlying the depositary shares. In addition, the deposit agreement will automatically terminate if (i) all outstanding depositary shares have been redeemed or surrendered, or (ii) there has been a final distribution in respect of the underlying common stock and preferred stock in connection with our liquidation, dissolution or winding up and such distribution has been made to the owners of depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of underlying common stock or preferred stock and any redemption of such common stock or preferred stock. Holders of depositary receipts will pay all other transfer taxes and the other taxes and charges expressly provided in the deposit agreement.

The depositary may refuse to effect any transfer of a depositary share or any withdrawal of shares of common stock or preferred stock until all such taxes and charges with respect to such depositary share or common stock or preferred stock are paid by the owners thereof.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any such resignation or removal of the depositary will take effect upon the appointment of a successor depositary, which successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Restrictions on Transfer

We must meet certain requirements concerning the ownership of our outstanding shares in order to qualify as a REIT under the Internal Revenue Code. See the discussion above under “Description of Common Stock—Restrictions on Transfer.”

Miscellaneous

The depositary will forward to owners of depositary shares all reports and communications from us which we furnish to the holders of the common stock or preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. Our obligations and the obligations of the depositary under the deposit agreement will be limited to performance in good faith of our respective duties thereunder and neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or the underlying common stock or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting common stock or preferred stock for deposit, owners of depositary shares or other persons believed to be competent and on documents believed to be genuine.

If the depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary is entitled to act on such claims, requests or instructions received from us.

DESCRIPTION OF COMMON STOCK WARRANTS

We may issue common stock warrants for the purchase of our common stock. We may issue our common stock warrants independently or together with any other securities offered by us in any prospectus supplement and such common stock warrants may be attached to or separate from such offered securities. We will issue each series of common stock warrants under a separate warrant agreement to be entered into between a warrant agent specified in the prospectus supplement and us. The warrant agent will act solely as our agent in connection with the common stock warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common stock warrants. The following sets forth certain general terms and provisions of the common stock warrants offered hereby. Further terms of the common stock warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

We will describe, in the applicable prospectus supplement, the terms of the common stock warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (i) the title of such common stock warrants; (ii) the aggregate number of such common stock warrants; (iii) the price or prices at which such common stock warrants will be issued; (iv) the number of shares of common stock purchasable upon exercise of such common stock warrants; (v) the designation and terms of our other securities with which such common stock warrants are issued and the number of such common stock warrants issued with each such offered security; (vi) the date, if any, on and after which such common stock warrants and related shares of common stock will be separately transferable; (vii) the price at which each share of common stock purchasable upon exercise of such common stock warrants may be purchased; (viii) the date on which the right to exercise such common stock warrants will commence and the date on which such right will expire; (ix) the minimum or maximum amount of such common stock warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of certain federal income tax considerations; and (xii) any other terms of such common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of such common stock warrants.

Reference is made to the section captioned “Description of Capital Stock—Description of Common Stock” for a general description of the shares of common stock to be acquired upon the exercise of the common stock warrants, including a description of certain restrictions on the ownership of common stock.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain U.S. federal income tax considerations is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the offered securities will depend on the holder’s particular situation, and this discussion does not attempt to address all aspects of federal income tax considerations that may be relevant to holders of the offered securities in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States), except to the extent discussed in this section. This summary assumes that the stockholder holds the stock as a capital asset. Current law may change, possibly with retroactive effect.

Each prospective purchaser of the offered securities is advised to consult his or her own tax advisor regarding the specific tax consequences to the purchaser of the purchase, ownership and sale of the offered securities and of our election to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of the purchase, ownership, sale and election and of potential changes in applicable tax laws. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in our company, including the possibility of United States income tax withholding on our distributions.

Taxation of CBL

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury Regulations, which set forth the requirements for qualifying as a REIT, commencing with our taxable year ended December 31, 1993. We believe that, commencing with our taxable year ended December 31, 1993, we have been organized and have operated, and are operating, in such a manner so as to qualify for taxation as a REIT under the Internal Revenue Code. We intend to continue to operate in such a manner, but we may not operate in a manner so as to qualify or remain qualified.

The sections of the Internal Revenue Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Internal Revenue Code sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and Treasury Regulations, and administrative and judicial interpretations of the applicable Internal Revenue Code provisions and Treasury Regulations. Willkie Farr & Gallagher has acted as our special tax counsel in connection with our election to be taxed as a REIT.

In the opinion of Willkie Farr & Gallagher, commencing with our taxable year ended December 31, 1993, we were organized and have operated in conformity with the REIT requirements, and our proposed method of operation will enable us to continue to meet REIT requirements. Willkie Farr & Gallagher’s opinion is based on certain factual representations and assumptions and methods of operations which are beyond its control and which it will not monitor on an ongoing basis. In particular, this opinion is based upon our factual representations concerning our business and properties and certain factual representations and legal conclusions of Shumacker Witt Gaither & Whitaker, P.C. Moreover, our qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, certain distribution levels, a specified diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code as discussed below. The annual operating results will not be reviewed by Willkie Farr & Gallagher. Accordingly, the actual results of our operations for any particular taxable year may not satisfy these requirements. Further, the anticipated income tax treatment described in this prospectus supplement may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. For a discussion of the tax consequences of failure to qualify as a REIT, see “Federal Income Tax Considerations—Failure to Qualify” below.

For as long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our income that is currently distributed to stockholders. The REIT requirements generally allow a REIT to deduct dividends paid to its stockholders. This treatment substantially eliminates the “double taxation” (once at the corporate level and again at the stockholder level) that generally results from investment in a corporation.

Even if we qualify for taxation as a REIT, we may be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed “real estate investment trust taxable income,” including undistributed net capital gains. However, we can elect to “pass through” any of our taxes paid on our undistributed net capital gains income to our stockholders on a proportional basis.

Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference, if any.

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on that income. Foreclosure property means property acquired by reason of a default on a lease or an indebtedness held by a REIT.

Fourth, if we have net income from “prohibited transactions,” which are, in general, certain sales or other dispositions of property, held primarily for sale to customers in the ordinary course of business other than sales of foreclosure property and sales that qualify for a statutory safe harbor, that income will be subject to a 100% tax.

Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, and have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to the greater of (1) the excess of (a) 90% of our gross income less (b) the amount of our gross income that is qualifying income for purposes of the 95% test or (2) the excess of (a) 75% of our gross income less (b) the amount of our gross income that is qualifying income for purposes of the 75% test, multiplied by a fraction intended to reflect our profitability.

Sixth, if we should fail to distribute with respect to each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

Seventh, if we acquire in the future any asset from a “C” corporation in a carryover basis transaction, or if we held assets beginning on the first day of the first taxable year for which we qualified as a REIT, and we subsequently recognize gain on the disposition of the asset during the 10-year period beginning on the date on which we acquired the asset or we first qualified as a REIT, then the excess of (a) the fair market value of the asset as of the beginning of the period, over (b) our adjusted basis in the asset as of the beginning of the period will generally be subject to tax at the highest regular corporate rate. A “C” corporation means a corporation subject to full corporate-level tax.

Eighth, for taxable years beginning after December 31, 2000, if we receive non-arm’s-length income as a result of services provided by a taxable REIT subsidiary to our tenants, or if we receive certain other non-arm’s-length income from a taxable REIT subsidiary, we will be subject to a 100% tax on the amount of the non-arm’s-length income.

Requirements for Qualification

Organizational Requirements

In order to remain qualified as a REIT, we must continue to meet certain requirements, discussed below, relating to our organization and sources of income, the nature of our assets, and distributions of income to our stockholders.

The Internal Revenue Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation but for the REIT requirements, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which has been owned, directly or indirectly, by five or fewer individuals, and (7) that meets certain other tests, described below, regarding the nature of its income and assets. The REIT requirements provide that conditions (1) to (4), inclusive, must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (6), certain tax-exempt entities are generally treated as individuals. However, a pension trust generally will not be considered an individual for purposes of condition (6). Instead, beneficiaries of the pension trust will be treated as holding stock of a REIT in proportion to their actuarial interests in the trust.

We have satisfied the requirements of conditions (1) through (4) and (7), and we believe that the requirements of conditions (5) and (6) have been and are currently satisfied. In addition, our certificate of incorporation provides for restrictions regarding transfer of our shares in order to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These transfer restrictions are described under the captions “Description of Capital Stock—Description of Preferred Stock—Restrictions on Transfer” and “—Description of Common Stock—Restrictions on Transfer” in the accompanying prospectus.

We currently have three “qualified REIT subsidiaries,” CBL Holdings I, Inc., CBL Holdings II, Inc. and CBL/North Haven, Inc., and may have additional qualified REIT subsidiaries in the future. A corporation that is a qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary will be treated as assets, liabilities, and items of the REIT. Thus, in applying these requirements, the separate existence of our qualified REIT subsidiaries will be ignored, and all assets, liabilities, and items of income, deduction, and credit of these subsidiaries will be treated as our assets, liabilities and items.

In the case of a REIT that is a direct or indirect partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the REIT requirements, including satisfying the gross income tests and the asset tests described below. Thus, our proportionate share of the assets, liabilities and items of income of the operating partnership and the property partnerships will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section, provided that the operating partnership and property partnerships are treated as partnerships for federal income tax purposes.

Finally, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

Income Tests

In order for us to maintain our qualification as a REIT, there are two gross income requirements that must be satisfied annually. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” as described below, and, in certain circumstances, interest, or from certain types of temporary investments. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments of those kinds, dividends, other types of interest, gain from the sale or disposition of stock or securities that do not constitute dealer property, or any combination of the foregoing. Dividends that we receive on our indirect ownership interest in the management company, as well as interest that we receive on our loan to the management company and other interest income that is not secured by real estate, generally will be includable under the 95% test but not under the 75% test.

Rents received or deemed to be received by us will qualify as “rents from real property” for purposes of the gross income tests only if several conditions are met:

First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Second, rents received from a tenant will not qualify as rents from real property if the REIT, or a direct or indirect owner of 10% or more of the REIT, owns, directly or constructively, 10% or more of the tenant, except that for tax years beginning after December 31, 2000, rents received from a taxable REIT subsidiary under certain circumstances qualify as rents from real property even if we own more than a 10% interest in the subsidiary.

Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Fourth, a REIT may provide services to its tenants and the income will qualify as rents from real property if the services are of a type that a tax exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Internal Revenue Code. Services that would give rise to unrelated business taxable income if provided by a tax exempt organization must be provided either by the management company or by an independent contractor who is adequately compensated and from whom the REIT does not derive any income; otherwise, all of the rent received from the tenant for whom the services are provided will fail to qualify as rents from real property if the services income exceeds a de minimis amount. However, rents will not be disqualified if a REIT provides de minimis impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property, with the threshold determined on a property-by-property basis. For purposes of the 1% threshold, the amount treated as received for any service may not be less than 150% of the direct cost incurred in furnishing or rendering the service. Also note, however, that receipts for services furnished, whether or not rendered by an independent contractor, which are not customarily provided to tenants in properties of a similar class in the geographic market in which our property is located will in no event qualify as rents from real property.

Substantially all of our income is derived from our partnership interest in the operating partnership. The operating partnership’s real estate investments, including those held through the property partnerships, give rise to income that enables us to satisfy all of the income tests described above. The operating partnership’s income is largely derived from its interests, both direct and indirect, in the properties, which income, for the most part, qualifies as “rents from real property” for purposes of the 75% and the 95% gross income tests. The operating partnership also derives dividend income from its interest in the management company.

None of us, the operating partnership or any of the property partnerships currently under existing leases, nor will any of them in the future in connection with new leases, (1) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above) other than relatively minor amounts that do not affect compliance with the above tests; (2) rent any property to a tenant of which we, or an owner of 10% or more of our stock, directly or indirectly, own 10% or more, other than under leases with CBL & Associates, Inc., certain of our affiliates and officers and certain affiliates of those persons that produce a relatively minor amount of non-qualifying income and that we believe will not, either singly or when combined with other non-qualifying income, exceed the limits on non-qualifying income; (3) derive rent attributable to personal property leased in connection with property that exceeds 15% of the total rents other than relatively minor amounts that do not affect compliance with the above tests; or (4) directly perform any services that would give rise to income derived from services that give rise to “unrelated business taxable income” as defined in Section 512(a) of the Internal Revenue Code, and none of them will in the future enter into new leases that would, either singly or in the aggregate, result in our disqualification as a REIT.

We have obtained from the IRS a ruling that direct performance of the services and the undertaking of the activities described above by the management company with respect to properties owned by us or by the operating partnership or the property partnerships, and the management company’s other services to third parties, will not cause the amounts received directly or through partnerships by us from the rental of our properties and of properties of the partnerships to be treated as something other than rents from real property for purposes of the Internal Revenue Code.

The management company receives fees in exchange for the performance of certain management and administrative services. These fees do not accrue to us, but we receive dividends and interest from the management company, which qualify under the 95% gross income test. We believe that the aggregate amount of any non-qualifying income in any taxable year will not exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

For purposes of the gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentage of receipts or sales. Although the operating partnership or the property owners may advance money from time to time to tenants for the purpose of financing tenant improvements, we and the operating partnership do not intend to charge interest in any transaction that will depend in whole or in part on the income or profits of any person or to make loans that are not secured by mortgages of real estate in amounts that could jeopardize our compliance with the 5% asset test described below.

Any net income derived from a prohibited transaction is subject to a 100% tax. We believe that no asset owned by us, the operating partnership or the property partnerships is held for sale to customers, and that the sale of any property will not be in the ordinary course of our business, or that of the operating partnership or the relevant property partnership. Whether property is held primarily for sale to customers in the ordinary course of a trade or business and, therefore, is subject to the 100% tax, depends on the facts and circumstances in effect from time to time, including those related to a particular property. We and the operating partnership will attempt to comply with the terms of safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be characterized as prohibited transactions. We may not always be able to comply with the safe-harbor provisions of the Internal Revenue Code or avoid owning property that may be characterized as property held primarily for sale to customers in the ordinary course of business.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions generally will be available if our failure to meet those tests is due to reasonable cause and not willful neglect, we attach a schedule of our sources of income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “—Taxation of CBL,” even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

In addition to the two income tests described above, we were subject to a third income test for our taxable years before 1998. Under this test, short-term gains from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years, apart from involuntary conversions and sales of foreclosure property, were required to represent less than 30% of our gross income, including gross income from prohibited transactions, for each of these taxable years.

Asset Tests

In order for us to maintain our qualification as a REIT, we, at the close of each quarter of our taxable year, must also satisfy three tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets. Real estate assets for the purpose of this asset test include (1) our allocable share of real estate assets held by partnerships in which we own an interest or held by qualified REIT subsidiaries and (2) stock or debt instruments held for not more than one year purchased with the proceeds of our stock offering or long-term (at least five years) debt offering, cash items and government securities. Second, although the remaining 25% of our assets generally may be invested without restriction, securities in this class may not exceed either (1) 5% of the value of our total assets as to any one issuer, or (2) 10% of the outstanding voting securities of any one issuer.

In addition to the asset tests described above, we are prohibited, in taxable years beginning after December 31, 2000, from owning more than 10% of the value of the outstanding debt and equity securities of any subsidiary other than a qualified REIT subsidiary, subject to an exception. The exception is that we and a non-qualified REIT subsidiary may make a joint election for the subsidiary to be treated as a “taxable REIT subsidiary.” The securities of a taxable REIT subsidiary are not subject to the 10% value test and the 10% voting securities test, and also are exempt from the 5% asset test. However, no more than 20% of the total value of a REIT’s assets can be represented by securities of one or more taxable REIT subsidiaries. The management company is a taxable REIT subsidiary.

It should be noted that the 20% value limitation must be satisfied at the end of any quarter in which we increase our interest in the management company. In this respect, if any partner of the operating partnership exercises its option to exchange interests in the operating partnership for shares of common stock (or we otherwise acquire additional interests in the operating partnership), we will thereby increase our proportionate (indirect) ownership interest in the management company, thus requiring us to recalculate our ability to meet the 20% test in any quarter in which the exchange option is exercised. Although we plan to take steps to ensure that we satisfy the 20% value test for any quarter with respect to which retesting is to occur, these steps may not always be successful or may require a reduction in the operating partnership’s overall interest in the management company.

The new rules regarding taxable REIT subsidiaries contain provisions generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur at arm’s length and on commercially reasonable terms. These requirements include a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level or debt to equity ratio. In some cases, a 100% tax is imposed on the REIT with respect to certain items attributable to any of its rental, service or other agreements with its taxable REIT subsidiary that are not on arm’s-length terms.

We believe that we are in compliance with the asset tests. Substantially all of our investments are in properties that are qualifying real estate assets.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Annual Distribution Requirements

In order to remain qualified as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (A) the sum of (1) 90% of our real estate investment trust taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (2) 90% of the after tax net income, if any, from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, if we dispose of any asset with built-in gain during the ten-year period beginning on the date we acquired the property from a “C” corporation or became a REIT, we will be required, according to guidance issued by the IRS, to distribute at least 90% of the after tax built-in gain, if any, recognized on the disposition of the asset. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid on or before the first regular dividend payment after the declaration. For taxable years beginning on or before December 31, 2000, the 90% distribution requirement was a 95% distribution requirement.

To the extent that we do not distribute all of our net capital gain or distribute at least 90% but less than 100% of our real estate investment trust taxable income, as adjusted, we will be subject to tax on the undistributed amount at ordinary and capital gains corporate tax rates, as the case may be.

If we so choose, we may retain, rather than distribute, our net long-term capital gains and pay the tax on those gains. In this case, our stockholders would include their proportionate share of the undistributed long-term capital gains in income. However, our stockholders would then be deemed to have paid their share of the tax, which would be credited or refunded to them. In addition, our stockholders would be able to increase their basis in our shares they hold by the amount of the undistributed long-term capital gains, less the amount of capital gains tax we paid, included in the stockholders’ long-term capital gains.

Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. We intend to make timely distributions sufficient to satisfy all annual distribution requirements.

Our taxable income consists substantially of our distributive share of the income of the operating partnership. We expect that our taxable income will be less than the cash flow we receive from the operating partnership, due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of the income and deduction of the expenses in arriving at our taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. In these cases, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement. To meet the 90% distribution requirement, we may find it appropriate to arrange for short-term or possibly long-term borrowings or to pay distributions in the form of taxable stock dividends. Any borrowings for the purpose of making distributions to stockholders are required to be arranged through the operating partnership.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

Under applicable Treasury Regulations, we must maintain certain records and request certain information from our stockholders designed to disclose the actual ownership of our stock. We have complied with these requirements.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In this event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which our qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of U.S. Stockholders

As used in this section, the term “U.S. stockholder” means a holder of our common or preferred stock that for United States federal income tax purposes is (1) a citizen or resident of the United States, (2) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision of the United States, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (5) a person or entity otherwise subject to U.S. federal income taxation on a net income basis. For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. stockholders will be taxed as follows.

Distributions Generally

Distributions to U.S. stockholders, other than capital gain dividends discussed below, will constitute dividends to those holders up to the amount of our current or accumulated earnings and profits and are taxable to the stockholders as ordinary income. These distributions are not eligible for the dividends-received deduction for corporations. To the extent that we make distributions in excess of our current or accumulated earnings and profits, the distributions will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. stockholder’s shares, and distributions in excess of the U.S. stockholder’s tax basis in its shares are taxable as capital gain realized from the sale of the shares. Dividends declared by us in October, November or December of any year payable to a U.S. stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the U.S. stockholder on December 31 of the year, provided that we actually paid the dividend during January of the following calendar year. U.S. stockholders may not include on their own income tax returns any of our tax losses.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we make up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in “—Taxation of CBL” above. As a result, our stockholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends. Moreover, any deficiency dividend will be treated as a dividend—an ordinary dividend or a capital gain dividend, as the case may be—regardless of our earnings and profits.

Capital Gain Dividends

Dividends to U.S. stockholders that we properly designate as capital gain dividends will be treated as long-term capital gain, to the extent they do not exceed our actual net capital gain, for the taxable year without regard to the period for which the stockholder has held his stock. Capital gain dividends are not eligible for the dividends-received deduction for corporations; however, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. If we elect to retain capital gains rather than distribute them, a U.S. stockholder will be deemed to receive a capital gain dividend equal to the amount of its proportionate share of the retained capital gains. In this case, a U.S. stockholder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the U.S. stockholder.

Passive Activity Loss and Investment Interest Limitations

Our distributions and gain from the disposition of our common or preferred stock will not be treated as passive activity income and, therefore, U.S. stockholders may not be able to apply any passive losses against that income. Our dividends, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation. Net capital gain from the disposition of our common or preferred stock and capital gains generally will be eliminated from investment income unless the taxpayer elects to have the gain taxed at ordinary income rates.

Certain Dispositions of Our Common or Preferred Stock

A U.S. stockholder will recognize gain or loss on the sale or exchange of our common or preferred stock to the extent of the difference between the amount realized on the sale or exchange and the holder’s tax basis in the common or preferred stock. The gain or loss generally will constitute long-term capital gain or loss if the holder held the securities for more than one year. Losses incurred on the sale or exchange of our common or preferred stock held for six months or less will be deemed long-term capital loss to the extent of any capital gain dividends received by the U.S. stockholder with respect to the securities.

Treatment of Tax-Exempt Stockholders

Our distributions to a stockholder that is a tax-exempt entity generally should not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of our common or preferred stock with “acquisition indebtedness” within the meaning of the Internal Revenue Code and that the common or preferred stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. If we were to be a “pension-held REIT” (which we do not expect to be the case) and were to meet certain other requirements, certain pension trusts owning more than 10% of our equity interests could be required to report a portion of any dividends they receive from us as unrelated business taxable income.

Special Tax Considerations for Foreign Stockholders

The rules governing United States income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates, which we refer to collectively as “non-U.S. stockholders,” are complex, and the following discussion is intended only as a summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in our common or preferred stock, including any reporting requirements.

In general, a non-U.S. stockholder will be subject to regular United States income tax with respect to its investment in our common or preferred stock if the investment is effectively connected with the non-U.S. stockholder’s conduct of a trade or business in the United States. A corporate non-U.S. stockholder that receives income that is, or is treated as, effectively connected with a U.S. trade or business may also be subject to the branch profits tax under Section 884 of the Internal Revenue Code, which is payable in addition to regular United States corporate income tax.

The following discussion will apply to non-U.S. stockholders whose investment in our common or preferred stock is not effectively connected, as discussed above.

A distribution that we make that is not attributable to gain from our sale or exchange of a United States real property interest and that we do not designate as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, unless the dividend is effectively connected with the non-U.S. stockholder’s conduct of a United States trade or business, the dividend will be subject to a United States withholding tax equal to 30% of the gross amount of the dividend unless this withholding is reduced by an applicable tax treaty. A distribution of cash in excess of our earnings and profits will be treated first as a nontaxable return of capital that will reduce a non-U.S. stockholder’s basis in its shares, but not below zero, and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to disposition of the shares. A distribution in excess of our earnings and profits will be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current and accumulated earnings and profits. If it is subsequently determined that the distribution is, in fact, in excess of current and accumulated earnings and profits, the non-U.S. stockholder may seek a refund from the IRS. We expect to withhold United States income tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (1) a lower tax treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with us or (2) the non-U.S. stockholder files IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

For any year in which we qualify as a REIT, our distributions that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. stockholder in accordance with the Foreign Investment in Real Property Tax Act of 1980, which we call “FIRPTA.” Under FIRPTA, distributions of this kind are taxed to a non-U.S. stockholder as if the distributions were gains effectively connected with a United States trade or business. Accordingly, a non-U.S. stockholder will be taxed at the normal capital gain rates applicable to a U.S. stockholder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption. We will be required to withhold from distributions to non-U.S. stockholders, and remit to the IRS, 35% of the amount of any distribution that could be designated as capital gain dividends. This amount is creditable against the non-U.S. stockholder’s tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the maximum rate on long-term capital gains of individuals. Capital gain dividends not attributable to gain on the sale or exchange of United States real property interests are not subject to United States taxation if there is no requirement of withholding.

Tax treaties may reduce our withholding obligations. If the amount of tax we withheld with respect to a distribution to a non-U.S. stockholder exceeds the stockholder’s United States liability with respect to the distribution, the non-U.S. stockholder may file for a refund of the excess from the IRS.

If our common or preferred stock fails to constitute a United States real property interest within the meaning of FIRPTA, a sale of our common or preferred stock by a non-U.S. stockholder generally will not be subject to United States taxation unless (1) investment in the common or preferred stock is effectively connected with the non-U.S. stockholder’s United States trade or business, in which case, as discussed above, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders on the gain, (2) investment in the common or preferred stock is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis, in which case the same treatment would apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain or (3) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and who has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

The offered securities will not constitute a United States real property interest if we are a domestically controlled REIT. A domestically controlled REIT is a real estate investment trust in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. stockholders. We believe we are a domestically controlled REIT, and therefore that the sale of our common or preferred stock will not be subject to taxation under FIRPTA. However, because we are publicly traded, we may not continue to be a domestically controlled REIT.

If we did not constitute a domestically controlled REIT, whether a non-U.S. stockholder’s sale of our common or preferred stock would be subject to tax under FIRPTA as sale of a United States real property interest would depend on whether the common or preferred stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market (e.g., the New York Stock Exchange, on which the common or preferred stock will be listed) and on the size of the selling stockholder’s interest in our company. If the gain on the sale of our common or preferred stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to the gain, and subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals. In any event, a purchaser of our common or preferred stock from a non-U.S. stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased common or preferred stock is regularly traded on an established securities market or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser of common or preferred stock may be required to withhold 10% of the purchase price and remit that amount to the IRS.

Information Reporting Requirements and Backup Withholding Tax

U.S. Stockholders

Under certain circumstances, U.S. stockholders may be subject to backup withholding on payments made with respect to, or on cash proceeds of a sale or exchange of, our common or preferred stock. Backup withholding will apply only if the holder (1) fails to furnish its taxpayer identification number, which, for an individual, would be his social security number, (2) furnishes an incorrect taxpayer identification number, (3) is notified by the IRS that it has failed to report properly payments of interest and dividends or (4) under certain circumstances fails to certify, under penalty of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding generally will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. stockholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

Non-U.S. Stockholders

Proceeds from a disposition of our common or preferred stock will not be subject to information reporting and backup withholding if the beneficial owner of the common or preferred stock is a non-U.S. stockholder. However, if the proceeds of a disposition are paid by or through a United States office of a broker, the payment may be subject to backup withholding or information reporting if the broker cannot document that the beneficial owner is a non-U.S. person. In order to document the status of a non-U.S. stockholder, a broker may require the beneficial owner of the common or preferred stock securities to provide it with a completed, executed IRS Form W-8BEN, certifying under penalty of perjury to the beneficial owner’s non-U.S. status.

Refunds

Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against any United States federal income tax liability of the stockholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the United States.

State and Local Taxation

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our company.

Tax Aspects of the Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable solely to our investment in the operating partnership through CBL Holdings I and CBL Holdings II and represents the view of Willkie Farr & Gallagher. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Income Taxation of the Operating Partnership and Its Partners

Partners, Not the Operating Partnership, Subject to Tax.    A partnership is not a taxable entity for federal income tax purposes. Rather, we will be required to take into account our allocable share of the operating partnership’s income, gains, losses, deductions and credits for any taxable year of the operating partnership ending within or with our taxable year, without regard to whether we have received or will receive any direct or indirect distribution from the operating partnership.

Operating Partnership Allocations.    Although a partnership agreement will generally determine the allocation of income and losses among partners, these allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of that section and the Treasury Regulations promulgated under that section.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to the item. The operating partnership’s allocations of taxable income and loss, and those of the property partnerships, are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated under that section.

Tax Allocations with Respect to Contributed Properties.    Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss that is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at that time. The partnership agreement for the operating partnership requires allocations of income, gain, loss and deduction attributable to contributed property to be made by the operating partnership in a manner that is consistent with Section 704(c) of the Internal Revenue Code.

The allocation methods proposed to be applied by the operating partnership are described below.

Basis in Operating Partnership Interest.    Our adjusted tax basis in our indirect partnership interest in the operating partnership generally (1) will be equal to the amount of cash and the basis of any other property that we contribute to the operating partnership, (2) will be increased by (a) our allocable share of the operating partnership’s income and (b) our allocable share of certain indebtedness of the operating partnership and of the property partnerships and (3) will be reduced, but not below zero, by our allocable share of (a) the operating partnership’s loss and (b) the amount of cash distributed directly or indirectly to us, and by constructive distributions resulting from a reduction in our share of certain indebtedness of the operating partnership and of the property partnerships. With respect to increases in our adjusted tax basis in our indirect partnership interest in the operating partnership resulting from certain indebtedness of the operating partnership, Section 752 of the Internal Revenue Code and the regulations promulgated under that section provide that a partner may include its share of partnership liabilities in its adjusted tax basis of its interest in the partnership to the extent the partner bears the economic risk of loss with respect to the liability. Generally, a partnership’s non-recourse debt is shared proportionately by the partners. However, if a partner guarantees partnership debt or is personally liable for all or any portion of the debt, the partner will be deemed to bear the economic risk of loss for the amount of the debt for which it is personally liable. Thus, the partner may include that amount in its adjusted tax basis of its interest in the partnership.

By virtue of our status as the sole stockholder of CBL Holdings I, which is the sole general partner of the operating partnership, we will be deemed to bear the economic risk of loss with respect to indebtedness of the operating partnership that is not nonrecourse debt as defined in the Internal Revenue Code. As a result, our adjusted tax basis in our indirect partnership interest in the operating partnership may exceed our proportionate share of the total indebtedness of the operating partnership.

If the allocation of our distributive share of the operating partnership’s loss would reduce the adjusted tax basis of our partnership interest in the operating partnership below zero, the recognition of the loss will be deferred until the recognition of the loss would not reduce our adjusted tax basis below zero. To the extent that the operating partnership’s distributions, or any decrease in our share of the nonrecourse indebtedness of the operating partnership or of a property partnership, would reduce our adjusted tax basis below zero, such distributions and constructive distributions will normally be characterized as capital gain, and if our partnership interest in the operating partnership has been held for longer than the long-term capital gain holding period (currently, one year), the distributions and constructive distributions will constitute long-term capital gain. Each decrease in our share of the nonrecourse indebtedness of the operating partnership or of a property partnership is considered a constructive cash distribution to us.

Depreciation Deductions Available to the Operating Partnership.    The operating partnership was formed in 1993 principally by way of contributions of certain properties or appreciated interests in property partnerships owning properties. Accordingly, the operating partnership’s depreciation deductions attributable to the properties will be based on the contributing partners’ depreciation schedules and in some cases on new schedules under which the property will be depreciated on depreciation schedules of up to 40 years, using, initially, the adjusted basis of the contributed assets in the hands of the contributing partners. The operating partnership has estimated that the aggregate, adjusted basis of its assets was approximately $430 million as of the date of the formation.

Section 704(c) Allocations.    Section 704(c) of the Internal Revenue Code requires that depreciation as well as gain and loss be allocated in a manner so as to take into account the variation between the fair market value and tax basis of the property contributed by a partner to a partnership. See “—Operating Partnership Allocations” for more information about these allocations. Applicable Treasury Regulations provide a choice of several methods of taking these differences between value and tax basis into account.

Sale of the Operating Partnership’s Property

Generally, any gain realized by the operating partnership on the sale of property held by the operating partnership or a property partnership or on the sale of a partnership interest in a property partnership will be capital gain, except for any portion of the gain that is treated as depreciation or cost recovery recapture. Any unrealized gain attributable to the excess of the fair market value of the properties over their adjusted tax bases at the time of contribution to the operating partnership must, when recognized by the operating partnership, generally be allocated to the limited partners, including CBL & Associates, Inc., under Section 704(c) of the Internal Revenue Code and Treasury Regulations promulgated under that section.

In the event of the disposition of any of the properties which have pre-contribution gain, all income attributable to the undepreciated gain will be allocated to the limited partners of the operating partnership, including to us, and we generally will be allocated only our share of capital gains attributable to depreciation deductions we enjoyed and appreciation, if any, occurring since the acquisition of our interest in the operating partnership. Any decision relating to the potential sale of any property that would result in recognition of gain of this kind will be made by the independent directors on our Board of Directors. The operating partnership will be required in this case to distribute to its partners all of the net cash proceeds from the sale up to an amount reasonably believed necessary to enable the limited partners, including us, to pay any income tax liability arising from the sale.

Our share of any gain realized by the operating partnership on the sale of any property held by the operating partnership or property partnership as inventory or other property held primarily for sale to customers in the ordinary course of the operating partnership’s or property partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. For more information about the penalty tax, see “—Requirements for Qualification—Income Tests” above. Prohibited transaction income of this kind will also have an adverse effect upon our ability to satisfy the gross income tests for REIT status. See “—Requirements for Qualification—Income Tests” above for more information about these tests. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The operating partnership and the property partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and other shopping centers and to make occasional sales of the properties, including peripheral land, that are consistent with the operating partnership’s and the property partnerships’ investment objectives.

PLAN OF DISTRIBUTION

We may sell our offered securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of our offered securities will be named in the applicable prospectus supplement.

The distribution of our offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

In connection with the sale of our offered securities, underwriters or agents may receive compensation from us or from purchasers of our offered securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell our offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our offered securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the sale of our offered securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act.

Unless otherwise specified in the related prospectus supplement, each series of offered securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be listed on such exchange, subject to official notice of issuance. We may elect to list any series of preferred stock or common stock warrants on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for our offered securities.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the offered securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of a penalty bid in connection with the offering.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our offered securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, us or our operating partnership in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, we will sell our offered securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states we may not sell our offered securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

EXPERTS

The financial statements and related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 144), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of the offered securities and certain legal matters described under “Federal Income Tax Considerations” in this registration statement will be passed upon for us by Willkie Farr & Gallagher, New York, New York. Certain other matters will be passed upon for us by Shumacker Witt Gaither & Whitaker, P.C., Chattanooga, Tennessee. Certain members of Shumacker Witt Gaither & Whitaker, P.C. serve as our assistant secretaries. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates or as of other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

4,200,000 Depositary Shares

CBL & Associates Properties, Inc.

Each Representing  1/10th of a

Share of 7.75% Series C

Cumulative Redeemable

Preferred Stock

(Liquidation Preference $25.00

per Depositary Share)

PROSPECTUS SUPPLEMENT

Bear, Stearns & Co. Inc.

Wachovia Securities

A.G. Edwards & Sons, Inc.

Legg Mason Wood Walker

Incorporated

McDonald Investments Inc.

RBC Capital Markets

J.J.B. Hilliard, W.L. Lyons, Inc.

Stifel, Nicolaus & Company

Incorporated

Wells Fargo Securities, LLC

August 6, 2003